Filed Pursuant to Rule 424(b)(3)
Registration No. 333-171455
333-171455-01

PROSPECTUS

STAR GAS PARTNERS, L.P.

STAR GAS FINANCE COMPANY

OFFER TO EXCHANGE

$125,000,000 principal amount of their 8.875% Senior Notes due 2017 which have been registered under the Securities Act,

for any and all of their outstanding 8.875% Senior Notes due 2017

We are offering to exchange our 8.875% Senior Notes due 2017 (the “exchange notes”) for our currently outstanding 8.875% Senior Notes due 2017 (the “private notes”). The exchange notes are substantially identical to the private notes, except that the exchange notes have been registered under the federal securities laws and will not bear any legend restricting their transfer. The exchange notes will represent the same debt as the private notes and we will issue the exchange notes under the same indenture. We refer to the private notes and the exchange notes collectively in this prospectus as the “notes.”

The principal features of the exchange offer are as follows:

•

The notes are the senior unsecured obligations of Star Gas Partners, L.P. and Star Gas Finance Company, our wholly owned subsidiary that has no material assets and was formed for the sole purpose of being a corporate co-issuer of some of our indebtedness, including the notes.

•	The exchange offer expires at 5:00 p.m., New York City time, on February 16, 2011, unless extended.

•	We will exchange all private notes that are validly tendered and not properly withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tenders of private notes at any time before the exchange offer expires.

•	The exchange of private notes for exchange notes pursuant to the exchange offer will not be a taxable event for U.S. federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

•	We do not intend to apply for listing of the exchange notes on any securities exchange or automated quotation system.

Broker-dealers receiving exchange notes in exchange for private notes acquired for their own account through market-making or other trading activities must deliver a prospectus in any resale of the exchange notes.

Investing in the exchange notes involves risks. See “Risk Factors” beginning on page 13 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 12, 2011.

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus. You should not rely upon any information or representation not contained or incorporated by reference in this prospectus as if we had authorized it. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates, nor does this prospectus constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

The information in this prospectus is current only as of the date on its cover and may change after that date.

WHERE YOU CAN FIND MORE INFORMATION

Star Gas Partners, L.P. and its wholly-owned subsidiary, Star Gas Finance Company, have filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (including all amendments, exhibits, annexes and schedules, the “exchange offer registration statement”) pursuant to the Securities Act of 1933, as amended, and the rules and regulations thereunder (collectively, the “Securities Act”) covering the exchange notes being offered. This prospectus does not contain all the information in the exchange offer registration statement. For further information with respect to Star Gas Partners, L.P. and its wholly-owned subsidiary, Star Gas Finance Company, and the exchange offer, reference is made to the exchange offer registration statement. Statements made in this prospectus as to the contents of any contract, agreement or other documents referred to are not necessarily complete. For a more complete understanding and description of each contract, agreement or other document filed as an exhibit to the exchange offer registration statement, we encourage you to read the documents contained in the exhibits.

In addition, we file annual, quarterly and current reports and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. You may also obtain copies of these filings and other information at the offices of the New York Stock Exchange located at 11 Wall Street, New York, NY 10005.

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INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to documents containing that information. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) (other than information determined to be furnished and not filed with the SEC) until our offering is completed or terminated.

(a)	Our Annual Report on Form 10-K (“Fiscal 2010 Form 10-K”) for the fiscal year ended September 30, 2010; and

(b)	Our Current Reports on Form 8-K filed on October 26, 2010, November 9, 2010, November 12, 2010 (two Form 8-K’s), November 16, 2010 and December 9, 2010.

Any statement contained herein, or in any documents incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for the purpose of this prospectus to the extent that a subsequent statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a copy of these filings, at no cost, by writing or telephoning us at:

Star Gas Partners, L.P.

2187 Atlantic Street

P.O. Box 120011

Stamford, CT 06912-0011

Attention: Chief Financial Officer

Telephone: (203) 328-7300

You may also obtain copies of these filings, at no cost, by accessing our website at www.star-gas.com; however, the information found on our website is not considered part of this prospectus. To obtain timely delivery of any copies of filings requested, please write or telephone no later than February 11, 2011, five days prior to the expiration of the exchange offer.

This exchange offer is not being made to, nor will we accept surrenders for exchange from, holders of private notes in any jurisdiction in which this exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

Many of the statements contained in this prospectus, including, without limitation, statements regarding our business strategy, plans and objectives of our management for future operations are forward-looking. These statements use forward-looking words, such as “anticipate,” “continue,” “expect,” “may,” “will,” “estimate,” “believe” or other similar words. These statements discuss future expectations or contain projections. Although we believe that the expectations reflected in the forward-looking statements are reasonable, actual results may differ from those suggested by the forward-looking statements for various reasons, including:

•	the effect of weather conditions on our financial performance;

•	the price and supply of home heating oil;

•	the consumption patterns of our customers;

•	our ability to obtain satisfactory gross profit margins;

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•	our ability to obtain new customers and retain existing customers;

•	our ability to make strategic acquisitions;

•	the impact of litigation;

•	our ability to contract for our current and future supply needs;

•	natural gas conversions;

•	future union relations and the outcome of current and future union negotiations;

•	the impact of future governmental regulation, including environmental, health and safety regulations;

•	the ability to attract and retain employees;

•	customer creditworthiness; counterparty creditworthiness;

•	marketing plans;

•	general economic conditions; and

•	new technology.

When considering forward-looking statements, you should keep in mind the risk factors referred to in this prospectus. The risk factors could cause our actual results to differ materially from those contained in any forward-looking statement. We disclaim any obligation to update the above list or to announce publicly the result of any revisions to any of the forward-looking statements to reflect future events or developments.

You should consider the above information when reading any forward-looking statement in this prospectus.

MARKET AND INDUSTRY DATA

Market and industry data and forecasts used in this prospectus have been obtained from independent industry sources as well as from research reports prepared for other purposes. Although we believe these third-party sources to be reliable, we have not independently verified the data obtained from these sources and we cannot assure you of the accuracy or completeness of the data. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that is important to you, and it is qualified in its entirety by the more detailed information and financial statements, including the notes to those financials statements, that are part of the reports that we file with the SEC and that are incorporated by reference in this prospectus. Please see the section entitled “Where You Can Find More Information.” Before making an investment decision, we encourage you to consider the information contained in and incorporated by reference in this entire prospectus, including the risks discussed under the heading “Risk Factors” beginning on page 13 of this prospectus.

Except in the “Description of the Exchange Notes” and unless the context requires otherwise, references to “Star Gas Partners,” “we,” “us” and “our” refer to Star Gas Partners, L.P., and its subsidiaries, including Star Gas Finance Company.

Our Business

Our business

We are a home heating oil distributor and service provider that principally provides services to residential and commercial customers in the Northeast and Mid-Atlantic regions to heat their homes and buildings. As of September 30, 2010, we sold home heating oil to approximately 404,000 full service residential and commercial/industrial home heating oil customers and propane to approximately 10,000 propane customers. We believe we are the largest retail distributor of home heating oil in the United States, based upon volume. We also sell home heating oil, gasoline and diesel fuel to approximately 35,000 customers on a delivery only basis. We install, maintain, and repair heating and air conditioning equipment for our customers and provide ancillary home services, including home security and plumbing, to approximately 11,000 customers. During the fiscal year ended September 30, 2010, total sales were comprised approximately 77% from sales of home heating oil; 15% from the installation and repair of heating and air conditioning equipment and ancillary services; and 8% from the sale of other petroleum products. We provide home heating equipment repair service 24 hours a day, seven days a week, 52 weeks a year. These services are an integral part of our heating oil business, and are intended to maximize customer satisfaction and loyalty.

We conduct our business through an operating subsidiary, Petro Holdings, Inc., utilizing over 30 local brand names such as Petro Heating & Air Conditioning Service, Meenan Oil, Hoffman Energy, and Wood’s Heating Service, to name a few. We offer several pricing alternatives to our residential customers, including a variable price (market based) option and a price-protected option, the latter of which either sets the maximum price or fixes the price that a customer will pay. Approximately 97% of our deliveries are automatically scheduled based on ongoing weather conditions. In addition, we offer a “smart pay” budget payment plan in which homeowners’ estimated annual oil deliveries and service billings are paid for in a series of equal monthly installments. We use derivative instruments on a daily basis to mitigate our exposure to market risk associated with our price-protected offerings and the storing of our physical home heating oil inventory. Given our size, we are able to realize benefits of scale and provide consistent, strong customer service.

Investment highlights

High percentage of sales to stable, higher margin residential customers; non-discretionary products offered. Our heating oil operations concentrate on sales to residential customers who tend to generate higher margins and are generally more stable purchasers than commercial or industrial customers. Overall residential demand is not greatly affected by general economic conditions, as space heating is considered a nondiscretionary item by most customers. For the fiscal year ended September 30, 2010, sales to residential customers represented 89% of our heating oil volume and 93% of heating oil gross profits.

Ability to consistently improve margins. Since 2005, we have taken measures to improve our profitability per account by constantly monitoring and, wherever possible increasing, our margins per gallon, even if this meant shedding unprofitable commercial and residential accounts. This focus on margins per gallon rather than just volume has served as one of the main drivers of increased gross profit. Volume decreased from 487.3 million gallons sold in 2005 to 308.0 million gallons sold in 2010 while gross profit per gallon sold increased from 56.6 cents in 2005 to 1.00 dollar in 2010. Additionally, Adjusted EBITDA per gallon in this same period increased from 0.2 cents per gallon to 22.3 cents per gallon. (Note that 4.7 cents of this 22.1 cents improvement was due to the non-reoccurrence of $22.9 million of general and administrative expenses that reduced the 2005 Adjusted EBITDA.)

Limited exposure to commodity price changes. We price our products on a pass-through basis. On average during the heating season, we purchase heating oil 20 days in advance of sale to the consumer at market prices. For our price-protected customers, we enter into forward contracts or market hedges in order to maintain our margins and minimize our exposure to commodity price fluctuations. As of September 30, 2010, approximately 44.2% of our residential home heating oil customers were on a price-protected plan.

Significant economies of scale and operating efficiencies. We believe we are the largest retail distributor of home heating oil in the United States, based upon volume. Our size and the geographic scope of our operations permit us to achieve economies of scale in purchasing, operations, accounting, credit, and collections.

Track record of disciplined acquisition and integration. The heating oil distribution industry is highly fragmented, with thousands of market participants, including many “mom and pop” private enterprises. We have a track record of purchasing such family-owned or entrepreneurial operations where existing owners are seeking an exit strategy and where we can immediately incorporate the operations into our infrastructure. We have also determined that the best way to ensure continued optimal customer service is to keep most operating personnel and existing brands, while achieving cost savings within the administrative infrastructure. We believe that the best acquisition is one in which the end user—a valued home heating oil customer—has no knowledge that a change in ownership has taken place.

Experienced management team. We have an experienced and talented management team, representing a balance of diversified experience, skills and orientations. Most of our senior managers have more than 26 years of experience in the heating oil industry. Our success in attracting, motivating, and retaining key management is the result of a performance and profit-based incentive plan and an entrepreneurial work environment.

Business strategy

Our business strategy is to increase operating profits and cash flow by conservatively managing our operations and growing our customer base as a leading retail distributor of home heating oil and ancillary services. The key elements of this strategy include the following:

Deliver superior customer service. We are completely focused on providing the best customer service in our regions, with the aim of maximizing customer retention. To engage our employees and enhance their ability to provide superior customer service (and reduce gross customer losses), we require all employees to go through appropriate training—supplemented by customer service monitoring. Our Director of Quality Assurance is responsible for customer service evaluation and directs teams that conduct district quality assurance assessments. These assessments are focused on improving our performance in customer relations and retention—to drive customer service performance to the best level possible.

Continue to focus on operating efficiencies. We constantly work to reduce operating costs and streamline our operations through the elimination of redundant systems and appropriate reductions in overhead. By spreading certain administrative costs over a growing customer base, we believe we can continue to generate strong financial results.

Pursue select acquisitions. Our senior management team has developed expertise in identifying acquisition opportunities and integrating acquired customers into our operations. Through our acquisitions, we have been able to increase our presence in some of our existing geographic markets and selectively expand into new markets, while maintaining or improving our financial results. Our acquisition strategy has enabled us to achieve our current market position and offers us the ability to continue to achieve operating efficiencies and economies of scale.

Broaden products and services. We sell related and complementary products and services, such as air conditioning systems, plumbing services and home security systems, in order to leverage our organizational structure and improve our sales penetration within the existing customer base. We continue to increase the quality and breadth of our service offerings and believe that these actions will further enhance our position with existing and potential customers, allowing us to maintain or improve customer retention.

Recent developments

From April 1 to September 30, 2010 (after the heating season), we completed five acquisitions and added approximately 56,100 home heating oil, propane and security accounts. While these acquisitions provided additional revenues in fiscal 2010, our profitability measures such as operating income and net income, were adversely impacted as product costs and operating expenses from these acquisitions have exceeded revenues, which is normal for this non-heating period.

Structure

We are a master limited partnership, which at September 30, 2010, had outstanding approximately 67.1 million common units (NYSE: “SGU”) representing a 99.5% limited partner interest in us, and 0.3 million general partner units, representing a 0.5% general partner interest in us.

We are organized as follows:

•

Our general partner is Kestrel Heat, LLC, a Delaware limited liability company (“Kestrel Heat” or the “general partner”). The Board of Directors of Kestrel Heat is appointed by its sole member, Kestrel Energy Partners, LLC, a Delaware limited liability company (“Kestrel”).

•	Our operations are conducted through Petro Holdings, Inc. (a Minnesota corporation that is our indirect wholly owned subsidiary) and its subsidiaries.

•

Star Gas Finance Company is our 100% owned subsidiary. Star Gas Finance Company serves as the co-issuer, jointly and severally with us, of our $125.0 million 8.875% Senior Notes, which are due in 2017. We are dependent on distributions, including inter-company interest payments, from our subsidiaries to service our debt obligations. The distributions from our subsidiaries are not guaranteed and are subject to certain loan restrictions. Star Gas Finance Company has nominal assets and conducts no business operations.

Partnership structure

The following chart summarizes our partnership structure as of September 30, 2010.

For additional information about our business, operations and financial results, see the documents listed under “Incorporation of Certain Documents by Reference.”

The Exchange Offer

The following summary contains basic information about the exchange offer and the exchange notes. It does not contain all the information that may be important to you. For a complete understanding of the exchange notes, please refer to the sections of this prospectus entitled “The Exchange Offer” and “Description of the Exchange Notes.”

The Exchange Offer	We are offering to exchange an aggregate of $125.0 million principal amount of exchange notes for $125.0 million principal amount of private notes that are properly tendered and accepted. You may tender outstanding private notes only in denominations of $2,000 and integral multiples of $1,000 in excess thereof. We will issue the exchange notes on or promptly after the exchange offer expires.

The form and terms of the exchange notes will be substantially identical to those of the private notes, except that the exchange notes will have been registered under the Securities Act. Therefore, the exchange notes will not be subject to certain contractual transfer restrictions, registration rights and certain additional interest provisions applicable to the private notes prior to the consummation of the exchange offer.

Resales	Based on an interpretation by the staff of the SEC set forth in no-action letters issued to third parties, we believe that the exchange notes issued pursuant to the exchange offer in exchange for private notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that you:

•	are acquiring the exchange notes in the ordinary course of business;

•

have not engaged in, do not intend to engage in and have no arrangement or understanding with any person or entity, including any of our affiliates, to participate in, a distribution of the exchange notes; and

•	are not our “affiliate” (as defined under Rule 405 of the Securities Act).

In addition, each participating broker-dealer that receives registered notes for its own account pursuant to the exchange offer in exchange for private notes that were acquired as a result of market-making or other trading activity must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. For more information, see “Plan of Distribution.”

Any holder of unregistered notes, including any broker-dealer, who

•	is our affiliate,

•	does not acquire the registered notes in the ordinary course of its business, or

•	tenders in the exchange offer with the intention to participate, or for the purpose of participating, in a distribution of registered notes, cannot rely on the position of the staff of the SEC expressed in Exxon Capital Holdings Corporation, Morgan Stanley & Co., Incorporated or similar no-action letters and, in the absence of an exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the exchange notes.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on February 16, 2011, unless extended, in which case the expiration date will mean the latest date and time to which we extend the exchange offer.

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, including that it not violate applicable law or any applicable interpretation of the staff of the SEC. The exchange offer is not conditioned upon any minimum principal amount of private notes being tendered for exchange.

Procedures for Tendering Private Notes	If you wish to tender your private notes for exchange notes pursuant to the exchange offer you must transmit to Union Bank, N.A., as exchange agent, on or before the expiration date, either:

•

a computer generated message transmitted through The Depository Trust Company’s Automated Tender Offer Program system and received by the exchange agent and forming a part of a confirmation of book-entry transfer in which you acknowledge and agree to be bound by the terms of the letter of transmittal; or

•

a properly completed and duly executed letter of transmittal, which accompanies this prospectus, or a facsimile of the letter of transmittal, together with your private notes and any other required documentation, to the exchange agent at its address listed in this prospectus and on the front cover of the letter of transmittal.

If you cannot satisfy either of these procedures on a timely basis, then you should comply with the guaranteed delivery procedures described below. By executing the letter of transmittal, you will make the representations to us described under “The Exchange Offer—Procedures for Tendering.”

Special Procedures for Beneficial Owners	If you are a beneficial owner whose private notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your private notes in the exchange offer, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, you must either:

•	make appropriate arrangements to register ownership of the private notes in your name; or

•	obtain a properly completed bond power from the registered holder before completing and executing the letter of transmittal and delivering your private notes.

Guaranteed Delivery Procedures	If you wish to tender your private notes and time will not permit the documents required by the letter of transmittal to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, you must tender your private notes according to the guaranteed delivery procedures described in this prospectus under the heading “The Exchange Offer—Guaranteed Delivery Procedures.”

Acceptance of the Private Notes and Delivery of the Exchange Notes	Subject to the satisfaction or waiver of the conditions to the exchange offer, we will accept for exchange any and all private notes that are validly tendered in the exchange offer and not properly withdrawn before 5:00 p.m., New York City time, on the expiration date.

Withdrawal Rights	You may withdraw the tender of your private notes at any time before 5:00 p.m., New York City time, on the expiration date, by complying with the procedures for withdrawal described in this prospectus under the heading “The Exchange Offer—Withdrawal Rights.”

Consequences of Failure to Exchange	If you do not exchange your private notes for exchange notes, you will continue to be subject to the restrictions on transfer provided in the private notes and in the indenture governing the private notes. In general, the private notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently plan to register the private notes under the Securities Act.

Material U.S. Federal Income Tax Consequences	The exchange of notes will not be a taxable event for U.S. federal income tax purposes. For a discussion of material U.S. federal income tax considerations relating to the exchange of notes, see “Material U.S. Federal Income Tax Consequences.”

Fees and Expenses	We will bear the expenses related to the exchange offer. See “The Exchange Offer—Fees and Expenses.”

Use of Proceeds	We will not receive any cash proceeds from the exchange offer. We are making this exchange offer solely to satisfy our obligations under our registration rights agreement.

Exchange Agent	Union Bank, N.A., the trustee under the indenture governing the notes, is serving as the exchange agent.

Terms of the Exchange Notes

The summary below describes the principal terms of the exchange notes. The financial terms and covenants of the exchange notes are the same as the private notes. Some of the terms and conditions described below are subject to important limitations and exceptions. You should carefully read the “Description of the Exchange Notes” section of this prospectus for a more detailed description of the exchange notes

Issuers	Star Gas Partners, L.P. and Star Gas Finance Company will be the co-issuers of the exchange notes.

Notes offered	$125 million in aggregate principal amount of 8.875% Senior Notes due 2017.

Maturity	December 1, 2017.

Interest payment dates	June 1 and December 1 of each year, beginning on June 1, 2011. Interest will accrue from November 16, 2010.

Ranking	The exchange notes will be our general senior unsecured obligations and will rank:

•	effectively junior to all of our future senior secured indebtedness;

•	structurally junior to all liabilities of our subsidiaries, including any of their borrowings under bank credit facilities and trade payables;

•	equally with all of our future unsecured senior indebtedness; and

•	senior to any of our future indebtedness that expressly provides it is subordinated to the exchange notes.

As of September 30, 2010, on a pro forma basis after giving effect to the offering of the private notes which was completed on November 16, 2010 and the application of the proceeds thereof, the exchange notes would have ranked structurally junior to $215.1 million of indebtedness and other liabilities of our subsidiaries.

Optional redemption	We may redeem any of the exchange notes at any time on or after December 1, 2014 in whole or in part, in cash at the redemption prices described in the section entitled “Description of Existing Notes—optional redemption,” plus accrued and unpaid interest to the date of redemption.

In addition, on or before December 1, 2013 we may redeem up to 35% of the aggregate principal amount of exchange notes originally issued at a redemption price of 108.875% with the proceeds of public or specified private equity offerings. We may make that redemption only if, after the redemption, at least 65% of the aggregate principal amount of exchange notes originally issued remains outstanding.

At any time prior to December 1, 2014, we may also redeem some or all of the exchange notes at a price equal to 100% of the principal amount of the exchange notes, plus accrued and unpaid interest, plus an applicable “make-whole premium.”

Change of control	If a change of control occurs, we will be required to make an offer to repurchase the exchange notes. The repurchase price will equal 101% of the principal amount of the exchange notes on the date of repurchase, plus accrued and unpaid interest to the date of repurchase. For more details, see the section entitled “Description of Exchange Notes—Change of Control.” We cannot assure you that upon a change of control we will have sufficient funds to repurchase any of the exchange notes.

Asset sales	Under specified circumstances, we may be required to make an offer to repurchase a portion of the exchange notes in the event of specified asset sales by us or our subsidiaries. For more details, see the section entitled “Description of Exchange Notes—Asset Sales.”

Certain covenants	We will issue the exchange notes under an indenture with Union Bank, N.A. acting as trustee. The indenture contains covenants that limit our ability and the ability of specified subsidiaries of ours to, among other things:

•	incur, assume or guarantee additional indebtedness;

•	make distributions to our unitholders;

•	purchase or redeem our outstanding equity interests;

•	make specified investments;

•	create liens;

•	sell assets;

•	engage in specified transactions with affiliates;

•	restrict the ability of our subsidiaries to make specified payments, loans, guarantees and transfers of assets or interests in assets;

•	engage in sale-leaseback transactions; and

•	effect a merger or consolidation with or into other companies or a sale of all or substantially all of our properties or assets.

These limitations are subject to a number of important qualifications and exceptions. For more details, see the section entitled “Description of Exchange Notes.”

No public market	The exchange notes are new securities for which there is no market, and a liquid market for the exchange notes may not develop or be maintained.

Risk factors	You should consider carefully all the information in this offering memorandum and in particular the section titled “Risk Factors” for an explanation of the risks of investing in the notes.

Summary Consolidated Financial and Operating Data

The following table sets forth our summary consolidated financial information that has been derived from our audited consolidated statements of operations and cash flows for our business for each of the years ended September 30, 2010, 2009 and 2008. You should read this financial information in conjunction with “Selected Historical Financial and Operating Data” included in this prospectus and the “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” and our historical Consolidated Financial Statements and notes that are incorporated by reference in this prospectus. The information set forth below is not necessarily indicative of our future results.

(in thousands, except per unit data)	Fiscal year ended September 30,
	2010(a)	2009		2008
Statement of Operations Data:
Sales	$1,212,776	$1,206,813		$1,543,093

Costs and expenses:
Cost of sales	904,047	875,755		1,257,592
(Increase) decrease in the fair value of derivative instruments	(5,622)	(13,690)		25,467
Depreciation and amortization expenses	15,745	19,406		26,784
Delivery, branch, general and administrative expenses	240,022	245,220		229,945

Operating income	58,584	80,122		3,305
Interest expense, net	10,820	13,637		13,808
Amortization of debt issuance costs	2,680	2,750		2,339
(Gain) loss on redemption of debt	1,132	(9,706)		—

Income (loss) before income taxes	43,952	73,441		(12,842)
Income tax expense (benefit)	15,632	(57,597	)(b)	566

Net income (loss)	$28,320	$131,038		$(13,408)

Summary Cash Flow Data:
Net Cash provided by operating activities	$44,429	$78,455		$71,555
Net Cash used in investing activities	$(73,956)	$(7,568)		$(5,488)
Net Cash used in financing activities	$(104,571)	$(54,535)		$(145)

Other Data:
Earnings from continuing operations before net interest expense, income taxes, depreciation and amortization (EBITDA)(c)	$73,197	$109,234		$30,089
Adjusted EBITDA(c)	$68,707	$85,838		$55,556
Retail gallons sold	307,993	349,385		351,128
Capital expenditures	$5,567	$4,334		$4,145
Common unit cash distributions declared	$20,206	$15,345		$—
Weighted average number of Limited Partner units Outstanding:
Basic and Diluted	70,019	75,738		75,774

	As of September 30, 2010
(in thousands)	Actual	As adjusted(d)
Balance sheet data at end of period:
Cash and cash equivalents	$61,062	$97,628
Current assets	246,863	283,429
Total assets	582,808	622,102
Total long-term debt	82,770	124,188
Working capital borrowings	—	—
Total Partners’ capital	279,911	278,087

(a)	Temperatures in our geographic areas of operations for the fiscal ended September 30, 2010 were 7.9% warmer than normal, as reported by the National Oceanic Atmospheric Administration. We completed five acquisitions after the heating season at a cost of $68.8 million, including $4.2 million of working capital, which added approximately 56,100 home heating oil, propane and security customers.
(b)	The income tax benefit recording during fiscal 2009 was related to the release of a majority of the opening valuation allowance, resulting in a non-cash increase in net income of $86.4 million. This benefit was offset by a current income tax expense of $3.8 million and deferred income tax expense of $25.0 million related to current year activity. See note 14 of notes to the Consolidated Financial Statements that are included in the Fiscal 2010 Form 10-K, which is incorporated by reference into this prospectus.
(c)	EBITDA (Earnings from continuing operations before net interest expense, income taxes, depreciation and amortization) and Adjusted EBITDA (Earnings from continuing operations before net interest expense, income taxes, depreciation and amortization, (increase) decrease in the fair value of derivatives, gain or loss on debt redemption, goodwill impairment, and other non-cash and non-operating charges) are non-GAAP financial measures that are used as supplemental financial measures by management and external users of our financial statements, such as investors, commercial banks and research analysts, to assess:

•	our compliance with certain financial covenants included in our debt agreements;

•	our financial performance without regard to financing methods, capital structure, income taxes or historical cost basis;

•	our ability to generate cash sufficient to pay interest on our indebtedness and to make distributions to our partners;

•

our operating performance and return on invested capital as compared to those of other companies in the retail distribution of refined petroleum products business, without regard to financing methods and capital structure; and

•	the viability of acquisitions and capital expenditure projects and the overall rates of return of alternative investment opportunities.

The method of calculating Adjusted EBITDA may not be consistent with that of other companies and each of EBITDA and Adjusted EBITDA has its limitations as an analytical tool, should not be considered in isolation and should be viewed in conjunction with measurements that are computed in accordance with GAAP. Some of the limitations of EBITDA and Adjusted EBITDA are:

•	EBITDA and Adjusted EBITDA do not reflect our cash used for capital expenditures;

•

Although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will have to be replaced and EBITDA and Adjusted EBITDA do not reflect the cash requirements for such replacements;

•	EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital requirements;

•	EBITDA and Adjusted EBITDA do not reflect the cash necessary to make payments of interest or principal on our indebtedness; and

•	EBITDA and Adjusted EBITDA do not reflect the cash required to pay taxes.

(d)	As adjusted to give effect to the offering of the private notes, which closed on November 16, 2010 and the application of the net proceeds therefrom.

EBITDA and Adjusted EBITDA are calculated for the period shown as follows:

(in thousands)	Fiscal year ended September 30,
	2010	2009	2008
Income (loss) from continuing operations	$28,320	$131,038	$(13,408)
Plus:
Income tax expense (benefit)	15,632	(57,597)	566
Amortization of debt issuance cost	2,680	2,750	2,339
Interest expense, net	10,820	13,637	13,808
Depreciation and amortization	15,745	19,406	26,784

EBITDA from continuing operations	73,197	109,234	30,089
(Increase)/decrease in the fair value of derivative instruments	(5,622)	(13,690)	25,467
(Gain) loss on redemption of debt	1,132	(9,706)	—

Adjusted EBITDA	68,707	85,838	55,556

Add/(subtract)
Income tax (expense) benefit	(15,632)	57,597	(566)
Interest expense, net	(10,820)	(13,637)	(13,808)
Provision for losses on accounts receivable	5,279	10,310	11,961
(Increase) decrease in accounts receivables	(4,570)	26,657	(28,002)
(Increase) decrease in inventories	(2,012)	(17,747)	41,368
Increase (decrease) in customer credit balances	(9,250)	(11,964)	13,390
Change in deferred taxes	13,331	(61,355)	—
Change in other operating assets and liabilities	(604)	2,756	(8,344)

Net Cash provided by operating activities	44,429	$78,455	$71,555

Net Cash used in investing activities	(73,956)	$(7,568)	$(5,488)

Net Cash used in financing activities	(104,571)	$(54,535)	$(145)

RISK FACTORS

You should carefully consider the following risk factors, as well as all other information contained or incorporated by reference in this prospectus before participating in the exchange offer.

Risks Related to the Notes

If you do not properly tender your private notes, you will continue to hold unregistered private notes and your ability to transfer private notes will be adversely affected.

We will only issue exchange notes in exchange for private notes that are timely received by the exchange agent. Therefore, you should allow sufficient time to ensure timely delivery of the private notes and you should carefully follow the instructions on how to tender your private notes. Neither we nor the exchange agent is required to tell you of any defects or irregularities with respect to your tender of the private notes. If you do not tender your private notes or if we do not accept your private notes because you did not tender your private notes properly, then, after we consummate the exchange offer, you may continue to hold private notes that are subject to the existing transfer restrictions. In addition, if you tender your private notes for the purpose of participating in a distribution of the exchange notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes. If you are a broker-dealer that receives exchange notes for your own account in exchange for private notes that you acquired as a result of market-making activities or any other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of such exchange notes.

After the exchange offer is consummated, if you continue to hold any private notes, you may have difficulty selling them because there will be fewer private notes outstanding. In addition, if a large amount of private notes are not tendered or are tendered improperly, the limited amount of exchange notes that would be issued and outstanding after we consummate the exchange offer could lower the market price of such exchange notes.

We may be able to incur substantially more debt. This could increase the risks associated with our indebtedness.

We and our direct and indirect subsidiaries may be able to incur substantial indebtedness in the future. As of September 30, 2010, on an adjusted basis after giving effect to the issuance and sale of the private notes and the application of the net proceeds therefrom, we would have had approximately $125.0 million outstanding of this indebtedness and availability of $104.8 million under our revolving credit agreement under which our indirect subsidiary Petroleum Heat and Power Co. Inc. is the borrower and we are an additional loan party and guarantor.

Subject to the restrictions governing our indebtedness and other financial obligations and the indenture governing the notes, we may incur significant additional indebtedness and other financial obligations in the future, which may be secured and/or structurally senior to the notes.

Our level of indebtedness may prevent us from engaging in certain transactions that might otherwise be beneficial to us by limiting our ability to obtain additional financing, limiting our flexibility in operating our business or otherwise. In addition, we could be at a competitive disadvantage against other less leveraged competitors that have more cash flow to devote to their businesses. Any of these factors could result in a material adverse effect on our business, financial condition, results of operations, business prospects and ability to satisfy our obligations under the notes.

We are a holding company and have no material operations or assets. Accordingly, we are dependent on distributions from our subsidiaries to service our debt obligations. These distributions are not guaranteed and may be restricted. In addition, the notes will be non-recourse to our subsidiaries.

We are a holding company for our direct and indirect subsidiaries. We have no material operations and only limited assets. Accordingly, we are dependent on cash distributions from our subsidiaries to service our debt obligations. Noteholders will not receive payments required by the notes unless our subsidiaries are able to make distributions to us after they first comply with the restrictions on distributions under the terms of their own borrowing arrangements and reserve any necessary amounts to meet their own financial obligations.

Under the most restrictive provisions of our revolving credit facility under which our indirect subsidiary Petroleum Heat and Power Co. Inc. is the borrower and we are an additional loan party, the borrower must maintain at all times either availability (borrowing base less amounts borrowed and letters of credit issued) of $43.5 million or a fixed charge coverage ratio (as defined in the revolving credit facility) of not less than 1.10x. In addition, we must maintain availability of at least $40 million and a fixed charge coverage ratio of 1.15x in order to make our minimum quarterly distributions of $0.0675 per unit, and 1.25x to make any distributions in excess of the minimum quarterly distributions. No inter-company dividends or distributions can be made (including those needed to pay interest or principal on the notes) if the relevant covenant described above has not been met As of September 30, 2010, availability was $104.8 million, and we were in compliance with the fixed charge coverage ratio.

Additionally, our obligations under the notes will be non-recourse to our subsidiaries. Therefore, if we should fail to pay interest or principal on the notes or breach any of our other obligations under the notes or the indenture, you will not be able to obtain any such payments or obtain any other remedy from our subsidiaries, which will not be liable for any of our obligations under the indenture or the notes.

We are required to distribute all of our available cash to our unitholders and we are not required to accumulate cash for the purpose of meeting our future obligations to our noteholders, which may limit the cash available to service the notes.

Subject to the limitations on restricted payments that are contained in the revolving credit facility and will be contained in the indenture governing the notes, our partnership agreement requires us to distribute all of our available cash each quarter to our limited partners and our general partner. As a result of these distribution requirements, we do not expect to accumulate significant amounts of cash. Our general partner will determine the timing and amount of our distributions and has broad discretion to establish and make additions to our reserves for any proper purpose, including, but not limited to, reserves:

•	to comply with the terms of any of our agreements or obligations (including the establishment of reserves to fund the payment of interest and principal in the future);

•	to provide for level distributions of cash notwithstanding the seasonality of our business; and

•	to provide for future capital expenditures and other payments deemed by our general partner to be necessary or advisable.

Depending on the timing and amount of our cash distributions, these distributions could significantly reduce the cash available to us in subsequent periods to make payments on the notes.

The notes are structurally subordinated to all indebtedness and other liabilities of our subsidiaries.

The notes are structurally subordinated to all existing and future claims of creditors of our subsidiaries, including the lenders under our revolving credit facility, their trade creditors and all of their possible future creditors. This is because these creditors will have priority as to the assets of our subsidiaries over our claims as a direct or indirect equity holder in our subsidiaries and, thereby, indirectly, your claims as holders of the notes. As a result, upon any distribution to these creditors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or our property, these creditors will be entitled to be paid in full before any payment may be made with respect to the notes. Thereafter, the holders of the notes will participate with our trade creditors and all other holders of our senior indebtedness in the assets remaining, if any. In any of these cases, we may have insufficient funds to pay all of our creditors and noteholders may therefore receive less, ratably, than creditors of our subsidiaries. As of September 30, 2010, on a pro forma basis after giving effect to the private notes offering and the application of the proceeds thereof, the notes would have ranked structurally junior to $215.1 million of indebtedness and other liabilities of our subsidiaries.

Restrictive covenants in the agreements governing our indebtedness and other financial obligations of our subsidiaries may reduce our operating flexibility.

The indenture governing these notes and the agreements governing our and our subsidiaries’ indebtedness and other financial obligations contain various covenants that limit our ability and the ability of specified subsidiaries of ours to, among other things:

•	incur additional indebtedness;

•	make distributions to our unitholders;

•	purchase or redeem our outstanding equity interests or subordinated debt;

•	make specified investments;

•	create liens;

•	sell assets;

•	engage in specified transactions with affiliates;

•	restrict the ability of our subsidiaries to make specified payments, loans, guarantees and transfers of assets or interests in assets;

•	engage in sale-leaseback transactions;

•	effect a merger or consolidation with or into other companies or a sale of all or substantially all of our properties or assets; and

•	engage in other lines of business.

These restrictions could limit our ability to obtain future financings, make needed capital expenditures, withstand a future downturn in our business or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise. Some of the agreements governing our indebtedness and other financial obligations also require us to maintain specified financial ratios and satisfy other financial conditions. Our ability to meet those financial ratios and conditions can be affected by events beyond their control, such as weather conditions and general economic conditions. Accordingly, we may be unable to meet those ratios and conditions.

Any breach of any of these covenants or failure to meet any of these ratios or conditions could result in a default under the terms of the relevant indebtedness or other financial obligations, which could cause such indebtedness or other financial obligations, and by reason of cross-default provisions, the notes, to become immediately due and payable. If we were unable to repay those amounts, the lenders could initiate a bankruptcy proceeding or liquidation proceeding or proceed against the collateral, if any. If the lenders of our indebtedness or other financial obligations accelerate the repayment of borrowings or other amounts owed, we may not have sufficient assets to repay our indebtedness or other financial obligations, including the notes.

We may be unable to repurchase the notes upon a change of control and it may be difficult to determine if a change of control has occurred.

Upon the occurrence of “change of control” events specified in the section entitled “Description of notes—Change of control,” we or a third party will be required to make a change of control offer to repurchase your notes at 101% of their principal amount, plus accrued and unpaid interest. The terms of our indebtedness limit our ability to repurchase your notes in those circumstances. Any of our future debt agreements may contain similar restrictions and provisions. Accordingly, we may be unable to satisfy our obligations to purchase your notes unless we are able to refinance or obtain waivers under our indebtedness. We may not have the financial resources to purchase your notes, particularly if a change of control event triggers a similar repurchase requirement for, or results in the acceleration of, other indebtedness. Our failure to make or consummate a change of control repurchase offer or pay the change of control purchase price when due will give the trustee and the holders of the notes the rights described under the section entitled “Description of notes—Events of default.”

Our obligations under the revolving credit facility (as of September 30, 2010, no amount was outstanding under the revolving credit facility, $42.3 million of letters of credit were issued and we had availability of $104.8 million) are subject to change of control provisions at least as restrictive as the change of control provisions under the notes. Accordingly, any event which would be a “change of control” under the notes would also be a “change of control” under such other indebtedness. We are not restricted from entering into a transaction that would trigger the change of control provisions. If these change of control provisions are triggered, some of the outstanding debt may become due. It is possible that we would not have sufficient funds at the time of any change of control to make the required debt payments or that restrictions in its other debt instruments would not permit those payments. In some instances, lenders would have the right to foreclose on our assets if debt payments were not made upon a change of control. See the more detailed discussion under the section entitled “Description of Exchange Notes—Change of control.”

In addition, one of the events that trigger a change of control is a sale of all or substantially all of our assets. The meaning of “substantially all” varies according to the facts and circumstances of the subject transaction and has no clearly established meaning under New York law, which is the law that governs the indenture. This ambiguity as to when a sale of substantially all of our assets has occurred may make it difficult for holders of the notes to determine whether we have properly identified, or failed to identify, a change of control. The definition of “change of control” does not significantly restrict the types of transactions we may enter into, including acquisitions, refinancings, recapitalizations and leveraged transactions, any of which could significantly increase the amount of our indebtedness outstanding. Any such increase in our indebtedness could adversely affect our credit rating as well as our ability to meet our obligations to the noteholders.

Your ability to transfer the exchange notes may be limited by the absence of a market for the exchange notes, and we cannot assure you that an active trading market will develop.

The exchange notes are a new issue of securities for which there is no established trading market. An active trading market may not develop for the exchange notes. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the exchange notes. The market, if any, for the exchange notes may not be free from similar disruptions and any such disruptions may adversely affect the prices at which you may sell your exchange notes. In addition, subsequent to their initial issuance, the exchange notes may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar exchange notes, our operating performance and financial condition and other factors.

We do not intend to apply for listing or quotation of the exchange notes on any securities exchange or stock market. The liquidity of any market for the exchange notes will depend on a number of factors, including:

•	the number of holders of exchange notes;

•	our operating performance and financial condition;

•	our ability to complete the offer to exchange the notes for the exchange notes;

•	the market for similar securities;

•	the interest of securities dealers in making a market in the exchange notes; and

•	prevailing interest rates.

A lowering or withdrawal of the ratings assigned to our debt securities by rating agencies may increase our future borrowing costs and reduce our access to capital.

Our debt currently has a non-investment grade rating, and any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of the notes. Credit ratings are not recommendations to purchase, hold or sell the notes. Additionally, credit ratings may not reflect the potential effect of risks relating to the structure or marketing of the notes. Any downgrade by either Standard & Poor’s or Moody’s Investors Service would increase the interest rate on our revolving credit facility, decrease earnings and may result in higher borrowing costs.

Any future lowering of our ratings likely would make it more difficult or more expensive for us to obtain additional debt financing. If any credit rating initially assigned to the notes is subsequently lowered or withdrawn for any reason, you may not be able to resell your notes without a substantial discount.

Risks Inherent in our Business

Current economic conditions could adversely affect our results of operations and financial condition.

Since 2008, economic conditions in the United States have experienced a downturn due to the sequential effects of the sub-prime lending crisis, general credit market crisis, the general unavailability of financing, collateral effects on the finance and banking industries, volatile energy prices, concerns about inflation, slower economic activity, decreased consumer confidence, reduced corporate profits and capital spending, adverse business conditions, increased unemployment, liquidity concerns and declines in housing prices and house sales.

Uncertainty about current economic conditions poses a risk as our customers may reduce or postpone spending in response to tighter credit, negative financial news and/or declines in income or asset values, which could have a material negative effect on the demand for our equipment and services and could lead to increased conservation and the possibility of certain of our customers seeking lower cost providers. Any increase in existing customers seeking lower cost providers and/or increase in our rejection rate of potential accounts because of credit considerations could increase our overall rate of net customer attrition. If adverse economic conditions persist, we could experience an increase in bad debts from financially distressed customers, which would have a negative effect on our liquidity, results of operations and financial condition.

We rely on the continued solvency of our derivative and insurance counterparties. We regularly use derivative instruments such as futures, options, and swap agreements, in order to mitigate our exposure to market risk associated with the purchase of home heating oil for our price-protected customers, physical inventory on hand, inventory in transit and priced purchase commitments. We insure ourself against catastrophic property and other losses with insurance companies.

The financial turmoil affecting the banking system and financial markets and the possibility that financial institutions may consolidate or go out of business have resulted in a tightening in the credit markets, a low level of liquidity in many financial markets, and extreme volatility in fixed income, credit, currency and equity markets that may also adversely affect our results of operations and financial condition. There could be a number of follow-on effects from the credit crisis on our business, including insolvency of key suppliers resulting in product delays and failure of derivative counterparties and other financial institutions negatively impacting our liquidity and financial condition.

If counterparties to our derivative instruments were to fail, our liquidity, results of operations and financial condition could be materially impacted, as we would be obligated to fulfill our operational requirement of purchasing, storing and selling home heating oil, while losing the mitigating benefits of economic hedges with a failed counterparty. If one of our insurance carriers should fail, our liquidity, results of operations and financial condition could be materially impacted, as we would have to fund any catastrophic loss. Currently, we have outstanding derivative instruments with the following counterparties: Cargill, Inc., Key Bank National Association, Bank of America, N.A., JPMorgan Chase Bank, NA, Societe Generale, Newedge USA, LLC, and Wachovia Bank, N.A. (Wells Fargo Bank, N.A.). Our primary insurance carrier is a subsidiary of Chartis, formerly known as American International Group.

Our operating results are subject to seasonal fluctuations.

Our operating results are subject to seasonal fluctuations since the demand for home heating oil is greater during the first and second fiscal quarter of our fiscal year, which is the peak heating season. The seasonal nature of our business has resulted on average in the last five years in the sale of approximately 30% of our volume of home heating oil in the first fiscal quarter and 50% of our volume in the second fiscal quarter of each fiscal year. As a result, we generally realize net income in our first and second fiscal quarters and net losses during our third and fourth fiscal quarters and we expect that the negative impact of seasonality on our third and fourth fiscal quarter operating results will continue.

Since weather conditions may adversely affect the demand for home heating oil, our financial condition is vulnerable to warm winters.

Weather conditions in the Northeast and Mid-Atlantic regions in which we operate have a significant impact on the demand for home heating oil because our customers depend on this product principally for space heating purposes. As a result, weather conditions may materially adversely impact our operating results and financial condition. During the peak-heating season of October through March, sales of home heating oil historically have represented approximately 80% of our annual home heating oil volume. Actual weather conditions can vary substantially from year to year or from month to month, significantly affecting our financial performance. Furthermore, warmer than normal temperatures in one or more regions in which we operate can significantly decrease the total volume we sell and the gross profit realized and, consequently, our results of operations. For example, in fiscal 2002 and fiscal 2006, temperatures were significantly warmer than normal for the areas in which we sell home heating oil, which adversely affected the amount of net income, EBITDA and Adjusted EBITDA that we generated during these periods. As of September 30, 2010, approximately 42.6% of our total home heating oil volume was sold to customers in New York State. In fiscal 2002, temperatures in Central Park, New York City were an average of 22.7% warmer than in fiscal 2001 and 18.9% warmer than normal. To partially mitigate the adverse effect of warm weather on our cash flows, we have entered into a weather hedge contract with Renaissance Trading Ltd. under which we will receive a payment of $35,000 per degree-day, when the actual degree-days are less than the 10 year average by 7.5%. The hedge covers the period from November 1, 2010 through March 31, 2011 taken as a whole and has a maximum payout of $12.5 million. However, there can be no assurance that this hedge will be adequate to protect us from adverse effects of weather conditions or that we may be able to obtain similar protection in the future.

Our operating results will be adversely affected if we continue to experience significant net attrition in our home heating oil customer base.

Our net attrition rate of home heating oil customers for fiscal 2010, 2009, and 2008 was approximately 5.0%, 7.6%, and 4.3%, respectively. Excluding customer gains and losses at the home heating oil operations that we acquired in fiscal 2010, which acquisitions were completed after the fall marketing initiatives, we lost 17,600 accounts (net), or 4.7% of our home heating oil customer base, as the decline in gross customer gains of 10,200 accounts was more than offset by the decline in gross customer losses of 22,800 accounts. This rate represents the net of our annual gross customer losses after gross customer gains. For fiscal 2010, 2009, and 2008 we had gross customer losses of 16.8%, 21.1%, and 19.1%, respectively, which were partially offset by gross customer gains during these periods of 11.9%, 13.5%, and 14.8%, respectively. The gain of a new customer does not fully compensate for the loss of an existing customer because of the expenses incurred during the first year to acquire a new customer. Customer losses are the result of various factors, including but not limited to:

•	price competition;

•	customer relocations;

•	credit worthiness; and

•	conversions to natural gas.

The continuing unprecedented volatility in the price of heating oil has intensified price competition and added to our difficulty in reducing net customer attrition.

For additional information about customer attrition, See Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Customer Attrition” in our Fiscal 2010 Form 10-K, which is incorporated by reference in this prospectus.

Because of the highly competitive nature of the home heating oil business, we may not be able to retain existing customers or acquire new customers, which would have an adverse impact on our operating results and financial condition.

Our home heating oil business is subject to substantial competition. Most of our district locations compete with numerous distributors, primarily on the basis of reliability of service, price and response to customer service needs. Each district location operates in its own competitive environment.

We compete with distributors offering a broad range of services and prices, from full-service distributors, like ourselves, to those offering delivery only. Like many companies in the home heating oil business, we provide home heating equipment repair service on a 24-hour-a-day, seven-day-a-week, 52 weeks a year basis. We believe that this tends to build customer loyalty. In some instances homeowners have formed buying cooperatives that seek to purchase fuel oil from distributors at a price lower than individual customers are otherwise able to obtain. We also compete for retail customers with suppliers of alternative energy products, principally natural gas, propane and electricity. Our customer losses to natural gas conversions for fiscal years 2010, 2009, and 2008 were 1.2%, 1.6% and 1.6% respectively, which compares to an approximate 1.0% per annum loss in prior years.

If we are unable to compete effectively, we may lose existing customers or fail to acquire new customers, which would have a material adverse effect on our operating results and financial condition.

If we do not make acquisitions on economically acceptable terms, our future growth will be limited.

The home heating oil industry is not a growth industry because new housing generally uses natural gas when it is available, and competition has also increased from alternative energy sources. Accordingly, future growth will depend on our ability to make acquisitions on economically acceptable terms. We cannot assure that we will be able to identify attractive acquisition candidates in the home heating oil sector in the future or that we will be able to acquire businesses on economically acceptable terms. Factors that may adversely affect home heating oil operating and financial results may limit our access to capital and adversely affect our ability to make acquisitions. Under the terms of our revolving credit facility, our most restrictive agreement, as long as we maintain certain financial ratios, we are not limited on the number of individual acquisitions or aggregate dollar amount of acquisitions we make in any fiscal year, but we are restricted from making any individual acquisition in excess of $25.0 million without the lenders’ approval. In addition, to make an acquisition, we are required to have Availability (as defined in the revolving credit facility) of $40.0 million, on a historical pro forma and forward-looking basis. This covenant restriction may limit our ability to make acquisitions. Any acquisition may involve potential risks to us and ultimately to our unitholders, including:

•	an increase in our indebtedness;

•	an increase in our working capital requirements;

•	our inability to integrate the operations of the acquired business;

•	our inability to successfully expand our operations into new territories;

•	the diversion of management’s attention from other business concerns;

•	an excess of customer loss or loss of key employees from the acquired business; and

•	the assumption of additional liabilities including environmental liabilities.

In addition, acquisitions may be dilutive to earnings and distributions to unitholders, and any additional debt incurred to finance acquisitions may among other things, affect our ability to make distributions to our unitholders.

Our substantial debt and other financial obligations could impair our financial condition and our ability to fulfill our debt obligations.

On November 16, 2010, we completed a Rule 144A offering of $125.0 million in aggregate principal amount of senior notes due 2017. The notes will accrue interest at a rate of 8.875% and were priced at 99.350%, for total gross proceeds of $124.2 million. The net proceeds from the offering were used to redeem all of the Partnership’s outstanding 10.25% notes due 2013, which aggregated approximately $82.5 million. Our substantial indebtedness and other financial obligations could:

•	impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes;

•

have a material adverse effect on us if we fail to comply with financial and affirmative and restrictive covenants in our debt agreements and an event of default occurs as a result of a failure that is not cured or waived;

•

require us to dedicate a substantial portion of our cash flow for interest payments on our indebtedness and other financial obligations, thereby reducing the availability of our cash flow to fund working capital and capital expenditures;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	place us at a competitive disadvantage compared to our competitors that have proportionately less debt.

If we are unable to meet our debt service obligations and other financial obligations, we could be forced to restructure or refinance our indebtedness and other financial transactions, seek additional equity capital or sell our assets. We might then be unable to obtain such financing or capital or sell our assets on satisfactory terms, if at all.

Unitholders may have to report income for Federal income tax purposes on their investment in the Partnership without receiving any cash distributions from us.

Star Gas Partners is a master limited partnership. Our unitholders are required to report for Federal income tax purposes their allocable share of our income, gains, losses, deductions and credits, regardless of whether we make cash distributions. We expect that an investor will be allocated taxable income (mostly dividend, interest income and cancellation of indebtedness income) regardless of whether a cash distribution has been paid.

Our corporate subsidiary Star Acquisitions, Inc. and its subsidiaries (“Star Acquisitions”) are subject to Federal and State income taxes. See the following risk factor regarding net operating loss availability.

If the Partnership elects to be treated as a corporation for Federal and State income tax purposes, such an election may result in adverse tax consequences to unitholders.

Currently, our main asset and source of income is our 100% ownership interest in Star Acquisitions, which is the parent company of Petro Holdings, Inc. Our unitholders do not receive any of the tax benefits normally associated with owning units in a publicly traded partnership, as any cash coming from Star Acquisitions to us will generally have been taxed first at a corporate level and then may also be taxable to our unitholders as dividends, reported via annual Forms K-1. The production of the Forms K-1 themselves is an expensive and administratively intensive process. Thus, we have all the administrative issues and costs associated with being a large, publicly traded partnership, but our unitholders do not currently receive any material tax benefits from this structure.

To reduce these administrative expenses and to better rationalize our tax reporting structure we are considering making an election sometime in the future to be treated as a corporation for Federal and State income tax purposes. While we would still remain a publicly traded partnership for legal and governance purposes, for income tax purposes our unitholders would be treated as owning stock in a corporation rather than being partners in a partnership. Subsequent to the year of election unitholders would receive Forms 1099-DIV annually for any dividends and would no longer receive K-1’s. In the year of election unitholders would receive both, each form covering part of the year.

While there could be negative income tax consequences to our unitholders with this election, we intend to only make this election if we believe that it will have no overall material adverse impact on our unitholders, of which there can be no assurance. Since determining this is a function of projecting taxable earnings, making assumptions regarding the payment of distributions, and trying to determine when, during any particular calendar year, making the election will have the least impact on the most number of unitholders, when or, even if, we will make this election is not determinable at this time. Unitholders are encouraged to consult their tax advisors with respect to these possible outcomes.

Increases in wholesale home heating oil prices beyond current levels may have adverse effects on our business, financial condition and results of operations.

Increases in wholesale home heating oil prices beyond current levels may have adverse effects on our business, financial condition and results of operations, including the following:

•	higher bad debt expense as a result of higher selling prices;

•	higher interest expense as a result of increased working capital borrowing to finance higher receivables and/or inventory balances; and

•

reduced liquidity as a result of higher receivables and/or inventory balances as we must fund a portion of any increase in receivables, inventory and hedging costs from our own resources thereby tying up funds that would otherwise be available for other purposes.

The volatility in wholesale energy costs may adversely affect our liquidity.

Our business requires a significant investment in working capital to finance accounts receivable and inventory during the heating season. Under our revolving credit facility, we may borrow up to $240 million, which increases to $290 million during the peak winter months from December through April of each year (subject to borrowing base limitations) for working capital purposes subject to maintaining availability (as defined in the revolving credit facility) of $43.5 million or a fixed charge coverage ratio of not less than 1.10x.

If increases in home heating oil costs cause our working capital requirements to exceed the amounts available under our revolving credit facility or should we fail to maintain the required availability, we would not have sufficient working capital to operate our business, which could have a material adverse effect on our financial condition and results of operations.

We generally use forward swaps with members of our lending group to manage market risk associated with our fixed price and ceiling customers, our physical inventory and fuel we use for our vehicles. These institutions have not required an initial cash margin deposit or any mark to market maintenance margin for these swaps. Any mark to market exposure is reserved against our borrowing base and can thus reduce the amount available to us under our revolving credit facility. The mark to market reserve against our borrowing base for swap derivative instruments with our lending group was $6.2 million as of September 30, 2010 and $4.7 million as of September 30, 2009.

For our ceiling price customers and some of our fixed price customers, we purchase call options, which usually require us to pay an up front cash payment. This reduces our liquidity, as we must pay for the option before any sales are made to the customer. We also purchase synthetic call options which require us to pay for these options as they expire.

For certain of our supply contracts, we are required to establish the purchase price in advance of receiving the physical product. This occurs at the end of the month and is usually 20 days prior to receipt of the product. We use futures contracts or swaps to “short” the purchase commitment such that the commitment floats with the market. As a result, any upward movement in the market for home heating oil would reduce our liquidity, as we would be required to post additional cash collateral for a futures contract or our availability to borrow under our bank facility would be reduced in the case of a swap. At December 31, 2010, we expect to have approximately 40 million gallons of purchase commitments and physical inventory shorted with a futures contract or swap. Assuming a $1.00 per gallon increase in price, our near term liquidity would be reduced by $40 million.

For the majority of our fiscal year, the amount of cash received from customers with a balanced payment plan is greater than actual billings. This amount is reflected on the balance sheet under the caption “customer credit balances.” At September 30, 2010, customer credit balances aggregated $68.8 million. Generally, customer credit balances are at their low point after the end of the heating season and at their peak prior to the beginning of the heating season.

At September 30, 2010, we had approximately 146,000 customers, or 38% of our residential customer base, on the balanced payment plan. If home heating oil prices increased and we failed to recalculate the balanced payments to reflect current heating oil prices on a timely basis, our liquidity could also be reduced.

Sudden and sharp oil price increases that cannot be passed on to customers may adversely affect our operating results.

The retail home heating oil industry is a “margin-based” business in which gross profit depends on the excess of retail sales prices per gallon over supply costs per gallon. Consequently, our profitability is sensitive to changes in the wholesale price of home heating oil caused by changes in supply or other market conditions. These factors are beyond our control and thus, when there are sudden and sharp increases in the wholesale cost of home heating oil, we may not be able to pass on these increases to customers through increased retail sales prices. In an effort to retain existing accounts and attract new customers we may offer discounts, which will impact the net per gallon gross margin realized.

A significant portion of our home heating oil volume is sold to price-protected customers (ceiling and fixed) and our gross margins could be adversely affected if we are not able to effectively hedge against fluctuations in the volume and cost of product sold to these customers.

A significant portion of our home heating oil volume is sold to individual customers under an arrangement pre-establishing the ceiling sales price or a fixed price of home heating oil over a fixed period. When the customer makes a purchase commitment for the next period we currently purchase option contracts, swaps and futures contracts for a substantial majority of the heating oil that we expect to sell to these price-protected customers. The amount of home heating oil volume that we hedge per price-protected customer is based upon the estimated fuel consumption per average customer, per month. If the actual usage exceeds the amount of the hedged volume on a monthly basis, we could be required to obtain additional volume at unfavorable margins. In addition, should actual usage in any month be less than the hedged volume, (including, for example, as a result of early terminations by fixed price customers) our hedging losses could be greater. Currently, we have elected not to designate our derivative instruments as hedging instruments under FASB ASC 815-10-05 Derivatives and Hedging topic, and the change in fair value of the derivative instruments is recognized in our statement of operations. Therefore, we could experience great volatility in earnings as these currently outstanding derivative contracts are marked to market and non-cash gains or losses are recorded in the statement of operations.

We may be adversely affected by the impact of financial reform legislation on derivatives.

The U.S. Congress has recently passed comprehensive financial reform legislation that requires regulated banks with derivatives trading units to spin them off and that requires substantially all derivatives be traded through a central clearing house, subject to margin requirements. This legislation could substantially increase our cost in using certain derivatives and could make such derivatives less available, which could subject us to additional risks to the extent we are not able to hedge the risks in another manner. The full impact of this legislation on us cannot be fully determined until the required rules implementing this legislation have been drafted and adopted by the Commodities Futures Trading Commission and the SEC.

Significant declines in the wholesale price of home heating oil may cause price-protected customers to renegotiate or terminate their arrangements which may adversely impact our gross profit and net income.

When the wholesale price of home heating oil declines significantly after a customer enters into a price protection arrangement with us, some customers elect to renegotiate their arrangement in order to enter into a lower cost pricing plan with us or terminate their arrangement and switch to a competitor. As a result of significant decreases in the price of home heating oil following the summer of 2008, many price protection customers decided to renegotiate their agreements with us in fiscal 2009. It is our policy to bill a termination fee when customers terminate their arrangement with us. It is our belief that approximately 10,000 customers chose another supplier as a result of being billed the termination fee.

We are subject to operating and litigation risks that could adversely affect our operating results whether or not covered by insurance.

Our operations are subject to all operating hazards and risks normally incidental to handling, storing, transporting and otherwise providing customers with our products. As a result, we may be a defendant in legal proceedings and litigation arising in the ordinary course of business.

We maintain insurance policies with insurers in amounts and with coverage and deductibles that we believe are reasonable. However, there can be no assurance that this insurance will be adequate to protect us from all material expenses related to potential future claims for remediation costs and personal and property damage or that these levels of insurance will be available in the future at economical prices.

Our operations are subject to operational hazards and our insurance reserves may not be adequate to cover actual losses.

We self-insure workers’ compensation, automobile and general liability claims up to pre-established limits. In storing and delivering product to our customers, our operations are subject to operational hazards such as natural disasters, adverse weather, accidents, fires, explosions, hazardous materials releases, mechanical failures and other events beyond our control. If any of these events were to occur, we could incur substantial losses because of personal injury or loss of life, severe damage to and destruction of property and equipment, and pollution or other environmental damage resulting in curtailment or suspension of our related operations.

We establish reserves based upon expectations as to what our ultimate liability will be for claims using our historical developmental factors. We evaluate on an annual basis the potential for changes in loss estimates with the support of qualified actuaries. As of September 30, 2010, we had approximately $37.4 million of insurance reserves and had issued $40.2 million in letters of credit for current and future claims. The ultimate settlement of these claims could differ materially from the assumptions used to calculate the reserves, which could have a material effect on our results of operations.

Our results of operations and financial condition may be adversely affected by governmental regulation and associated environmental and regulatory costs.

The home heating oil business is subject to a wide range of federal and state laws and regulations related to environmental and other matters. Such laws and regulations have become increasingly stringent over time. We may experience increased costs due to stricter pollution control requirements or liabilities resulting from noncompliance with operating or other regulatory permits. New environmental regulations might adversely impact operations, including those relating to underground storage and transportation of home heating oil. In addition, there are environmental risks inherently associated with home heating oil operations, such as the risks of accidental release or spill. We have incurred and continue to incur costs to address soil and groundwater contamination at some of our locations. We cannot be sure that we have identified all such contamination, that we know the full extent of our obligations with respect to contamination of which we are aware, or that we will not become responsible for additional contamination not yet discovered. It is possible that material costs and liabilities will be incurred, including those relating to claims for damages to property and persons.

In addition, our results of operations and ability to issue distributions may be negatively impacted by significant changes in Federal and State tax law.

Proposed legislation concerning the regulation of greenhouse gases and other issues that impact our operations could, if adopted, increase our costs and/or require changes to our operations, which could have a material adverse effect on our financial condition and results of operations.

There is increasing attention in the United States and worldwide concerning the issue of climate change and the effect of emissions of greenhouse gases, in particular from the combustion of fossil fuels. There are efforts by Congress and the EPA to develop new federal laws and regulations that could lead to the adoption of a mandatory program to reduce greenhouse gas emissions through, for example, an economy-wide cap-and-trade program, a carbon tax or a combination of both. Debate continues on the direction, scope and timing of U.S. policy on the regulation of greenhouse gas emissions. It is probable that any regulatory program that caps emissions or imposes a carbon tax will increase costs for us and our customers which could lead to increased conservation or customers seeking lower cost alternatives. However, at this time an estimate of such costs to comply with, or impacts on our business of, potential national, regional or state greenhouse gas emissions reduction legislation, regulations or initiatives is not possible because these programs and proposals are in the early stages of development and any final program, if adopted, could vary from current proposals.

Furthermore, laws and regulations that affect our operations continue to evolve at both the state and federal levels, which may ultimately increase our compliance costs. Changes in regulations under different political administrations, the imposition of additional regulations, or the enactment of new legislation that impacts employment, labor, trade, transportation or logistics, health care, tax or environmental issues could have the potential of materially impacting our financial condition or results of operations. (See also the risks discussed above under the heading “We may be adversely affected by the impact of financial reform legislation on derivatives.”)

We will continue to monitor and evaluate federal, regional or state programs and proposals and judicial and administrative decisions that could affect our customers or operations.

Energy efficiency and new technology may reduce the demand for our products and adversely affect our operating results.

Increased conservation and technological advances, including installation of improved insulation and the development of more efficient furnaces and other heating devices, have adversely affected the demand for our products by retail customers. Future conservation measures or technological advances in heating, conservation, energy generation or other devices might reduce demand and adversely affect our operating results.

Conflicts of interest have arisen and could arise in the future as a result of relationships between the general partner and its affiliates on the one hand, and us and our limited partners and noteholders, on the other hand.

Conflicts of interest have arisen and could arise in the future as a result of relationships between the general partner and its affiliates, on the one hand, and us or any of our limited partners and noteholders, on the other hand. As a result of these conflicts the general partner may favor its own interests and those of its affiliates over the interests of the unitholders and noteholders. The nature of these conflicts is ongoing and includes the following considerations:

•	The general partner’s affiliates are not prohibited from engaging in other business or activities, including direct competition with us.

•

The general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings and reserves, each of which can impact the amount of cash, if any, available for distribution to unitholders, and available to pay principal and interest on debt.

•	The general partner controls the enforcement of obligations owed to us by the general partner.

•	The general partner decides whether to retain separate counsel or others to perform services for us.

•	In some instances the general partner may borrow funds in order to permit the payment of distributions to unitholders.

•

The general partner may limit its liability and reduce its fiduciary duties, while also restricting the remedies available to unitholders for actions that might, without limitations, constitute breaches of fiduciary duty. Unitholders are deemed to have consented to some actions and conflicts of interest that might otherwise be deemed a breach of fiduciary or other duties under applicable state law.

•	The general partner is allowed to take into account the interests of parties in addition to the Partnership in resolving conflicts of interest, thereby limiting its fiduciary duty to the unitholders.

•	The general partner determines whether to issue additional units or other of our securities.

•	The general partner determines which costs are reimbursable by us.

•

The general partner is not restricted from causing us to pay the general partner or its affiliates for any services rendered on terms that are fair and reasonable to us or entering into additional contractual arrangements with any of these entities on our behalf.

The risk of global terrorism and political unrest may adversely affect the economy and the price and availability of home heating oil and have a material adverse effect on our business, financial condition and results of operations.

Terrorist attacks and political unrest may adversely impact the price and availability of home heating oil, our results of operations, our ability to raise capital and our future growth. The impact that the foregoing may have on the heating oil industry in general, and on our business in particular, is not known at this time. An act of terror could result in disruptions of crude oil supplies and markets, the source of home heating oil, and its facilities could be direct or indirect targets. Terrorist activity may also hinder our ability to transport home heating oil if our normal means of transportation become damaged as a result of an attack. Instability in the financial markets as a result of terrorism could also affect our ability to raise capital. Terrorist activity could likely lead to increased volatility in prices for home heating oil. Insurance carriers are routinely excluding coverage for terrorist activities from their normal policies, but are required to offer such coverage as a result of new federal legislation. We have opted to purchase this coverage with respect to our property and casualty insurance programs. This additional coverage has resulted in additional insurance premiums.

The impact of hurricanes and other natural disasters could cause disruptions in supply and have a material adverse effect on our business, financial condition and results of operations.

Hurricanes, particularly in the Gulf of Mexico, and other natural disasters may cause disruptions in the supply chains for home heating oil and other products that we sell. Disruptions in supply could have a material adverse effect on our business, financial condition and results of operations, causing an increase in wholesale prices and a decrease in supply.

THE EXCHANGE OFFER

Purpose and Effect

In connection with the sale of the private notes on November 16, 2010, we entered into a registration rights agreement with the initial purchasers of the private notes, which requires us to file a registration statement under the Securities Act with respect to the exchange notes and, upon the effectiveness of the registration statement, offer to the holders of the private notes the opportunity to exchange their private notes for a like principal amount of exchange notes. The exchange notes will be issued without a restrictive legend and generally may be reoffered and resold without registration under the Securities Act. The registration rights agreement provides that we must use our reasonable best efforts to cause the registration statement to be declared effective not later than 210 days after the original issuance of the private notes (the “Target Registration Date”). The registration rights agreement further provides that we must file a shelf registration statement for the resale of the notes under certain circumstances and use our reasonable best efforts to cause such registration statement to become effective under the Securities Act and to keep such registration statement effective for a period of one year, or such shorter period that will terminate when all notes covered by the shelf registration statement have been sold (the “Shelf Effectiveness Period”). The remedy of specific performance shall be available to the initial purchasers and holders of the private notes for our failure to comply with these obligations under the registration rights agreement.

If the exchange offer is not completed (or, if required, the shelf registration statement is (i) not declared effective; (ii) declared effective but thereafter ceases to be effective for more than 30 days (in any 12-month period) at any time during the Shelf Effectiveness Period; or (iii) declared effective but thereafter, on more than two occasions in any 12-month period during the Shelf Effectiveness Period, ceases to be effective) on or before the Target Registration Date, then we agree to pay each holder of notes liquidated damages in the form of additional interest in an amount equal to 0.25% per annum of the principal amount of notes held by such holder, with respect to the first 90 days after the Target Registration Date (which rate shall be increased by an additional 0.25% per annum for each subsequent 90-day period that such liquidated damages continue to accrue), in each case until the exchange offer is completed or the shelf registration statement is declared effective or is again declared effective; provided, however, that at no time shall the amount of liquidated damages accruing exceed in the aggregate 1.0% per annum. Upon the completion of the exchange offer (or, if required, the effectiveness, or re-effectiveness as described above, of the shelf registration statement) liquidated damages described in this paragraph will cease to accrue. In addition to the availability of such liquidated damages described in this paragraph, the remedy of specific performance shall continue to be available to the initial purchasers and holders, as described in the preceding paragraph.

Except as described below, upon the completion of the exchange offer, our obligations with respect to the registration of the private notes and the exchange notes will terminate. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part, and this summary of the material provisions of the registration rights agreement does not purport to be complete and is qualified in its entirety by reference to the complete registration rights agreement. Following the completion of the exchange offer, holders of private notes not tendered will not have any further registration rights other than as set forth in the paragraphs below (including continuing to accrue interest), and the private notes will continue to be subject to certain restrictions on transfer. Additionally, the liquidity of the market for the private notes could be adversely affected upon consummation of the exchange offer. See “Risk Factors—If you do not properly tender your private notes, you will continue to hold unregistered private notes and your ability to transfer private notes will be adversely affected.”

In order to participate in the exchange offer, a holder must represent to us, among other things, that:

•	the exchange notes to be received by the holder will be acquired in the ordinary course of the holder’s business;

•

the holder has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes in violation of the provisions of the Securities Act;

•	the holder is not an “affiliate” (within the meaning of Rule 405 under the Securities Act) of ours; and

•

if the holder is a broker-dealer that will receive exchange notes for its own account in exchange for private notes that were acquired as a result of market-making or other trading activities, then the holder will deliver a prospectus (or, to the extent permitted by law, make available a prospectus to purchasers) in connection with any resale of the exchange notes.

Under certain circumstances specified in the registration rights agreement, we may be required to file a “shelf” registration statement for a continuous offer in connection with the private notes pursuant to Rule 415 under the Securities Act.

Based on an interpretation by the SEC’s staff set forth in no-action letters issued to third parties unrelated to us, we believe that, with the exceptions set forth below, exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by the holder of exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, unless the holder:

•	is our “affiliate” within the meaning of Rule 405 under the Securities Act;

•	is a broker-dealer who purchased private notes directly from us for resale under Rule 144A or Regulation S or any other available exemption under the Securities Act;

•	acquired the exchange notes other than in the ordinary course of the holder’s business; or

•	has an arrangement with any person to engage in the distribution of the exchange notes.

Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes cannot rely on this interpretation by the SEC’s staff and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each broker-dealer that receives exchange notes for its own account in exchange for private notes, where such private notes were acquired by such broker-dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.” Broker-dealers who acquired private notes directly from us and not as a result of market making activities or other trading activities may not rely on the staff’s interpretations discussed above or participate in the exchange offer, and must comply with the prospectus delivery requirements of the Securities Act in order to sell the private notes.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all private notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on February 16, 2011, or such date and time to which we extend the offer. We will issue $1,000 in principal amount of exchange notes in exchange for each $1,000 principal amount of private notes accepted in the exchange offer. Holders may tender some or all of their private notes pursuant to the exchange offer. However, private notes may be tendered only in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

The exchange notes will evidence the same debt as the private notes and will be issued under the terms of, and entitled to the benefits of, the indenture relating to the private notes.

As of the date of this prospectus, $125.0 million in aggregate principal amount of the private notes were outstanding and registered in the name of Cede & Co., as nominee for The Depository Trust Company (“DTC”). This prospectus, together with the letter of transmittal, is being sent to the registered holder and to others believed to have beneficial interests in the private notes. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC promulgated under the Exchange Act.

We will be deemed to have accepted validly tendered private notes when, as and if we have given oral or written notice thereof to Union Bank, N.A., the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us. If any tendered private notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth under the heading “—Conditions to the Exchange Offer” or otherwise, certificates for any such unaccepted private notes will be returned, without expense, to the tendering holder of those private notes as promptly as practicable after the expiration date unless the exchange offer is extended.

Holders who tender private notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of private notes in the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, applicable to the exchange offer. See “—Fees and Expenses.”

Expiration Date; Extensions; Amendments

The expiration date will be 5:00 p.m., New York City time, on February 16, 2011, unless we, in our sole discretion, extend the exchange offer, in which case the expiration date shall be the latest date and time to which the exchange offer is extended. In order to extend the exchange offer, we will notify the exchange agent and each registered holder of any extension by oral or written notice prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. We reserve the right, in our sole discretion:

•

to delay accepting any private notes, to extend the exchange offer or, if any of the conditions set forth under “—Conditions to the Exchange Offer” shall not have been satisfied, to terminate the exchange offer, by giving oral or written notice of that delay, extension or termination to the exchange agent, or

•	to amend the terms of the exchange offer in any manner.

In the event that we make a fundamental change to the terms of the exchange offer, we will file a post-effective amendment to the registration statement.

Procedures for Tendering

Only a holder of private notes may tender the private notes in the exchange offer. Except as set forth under “—Book-Entry Transfer,” to tender in the exchange offer a holder must complete, sign and date the letter of transmittal, or a copy of the letter of transmittal, have the signatures on the letter of transmittal guaranteed if required by the letter of transmittal and mail or otherwise deliver the letter of transmittal or copy to the exchange agent prior to the expiration date. In addition,

•	certificates for the private notes must be received by the exchange agent along with the letter of transmittal prior to the expiration date, or

•

a timely confirmation of a book-entry transfer (a “book-entry confirmation”) of the private notes, if that procedure is available, into the exchange agent’s account at DTC, which we refer to as the book-entry transfer facility, following the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date, or you must comply with the guaranteed delivery procedures described below.

To be tendered effectively, the letter of transmittal and other required documents must be received by the exchange agent at the address set forth under “—Exchange Agent” prior to the expiration date.

Your tender, if not withdrawn prior to 5:00 p.m., New York City time, on the expiration date, will constitute an agreement between you and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

The method of delivery of private notes and the letter of transmittal and all other required documents to the exchange agent is at your election and risk. Instead of delivery by mail, it is recommended that you use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. No letter of transmittal or private notes should be sent to us. You may request your broker, dealer, commercial bank, trust company or nominee to effect these transactions for you.

Any beneficial owner whose private notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner’s behalf. If the beneficial owner wishes to tender on its own behalf, the beneficial owner must, prior to completing and executing the letter of transmittal and delivering the owner’s private notes, either make appropriate arrangements to register ownership of the private notes in the beneficial owner’s name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act unless private notes tendered pursuant thereto are tendered:

•	by a registered holder who has not completed the box entitled “Special Registration Instruction” or “Special Delivery Instructions” on the letter of transmittal, or

•	for the account of an eligible guarantor institution.

If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantee must be by any eligible guarantor institution that is a member of or participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or an eligible guarantor institution.

If the letter of transmittal is signed by a person other than the registered holder of any private notes listed in the letter of transmittal, the private notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as that registered holder’s name appears on the private notes.

If the letter of transmittal or any private notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal unless waived by us.

All questions as to the validity, form, eligibility, including time of receipt, acceptance, and withdrawal of tendered private notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all private notes not properly tendered or any private notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular private notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of private notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of private notes, neither we, the exchange agent, nor any other person shall incur any liability for failure to give that notification. Tenders of private notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any private notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date, unless the exchange offer is extended.

In addition, we reserve the right in our sole discretion to purchase or make offers for any private notes that remain outstanding after the expiration date or, as set forth under “—Conditions to the Exchange Offer,” to terminate the exchange offer and, to the extent permitted by applicable law, purchase private notes in the open market, in privately negotiated transactions, or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

By tendering, you will be making the representations to us set forth in the fourth paragraph above under the heading “—Purpose and Effect.”

In all cases, issuance of exchange notes for private notes that are accepted for exchange in the exchange offer will be made only after timely receipt by the exchange agent of certificates for such private notes or a timely book-entry confirmation of such private notes into the exchange agent’s account at the book-entry transfer facility, a properly completed and duly executed letter of transmittal or, with respect to DTC and its participants, electronic instructions in which the tendering holder acknowledges its receipt of and agreement to be bound by the letter of transmittal, and all other required documents. If any tendered private notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if private notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged private notes will be returned without expense to the tendering holder or, in the case of private notes tendered by book-entry transfer into the exchange agent’s account at the book-entry transfer facility according to the book-entry transfer procedures described below, those non-exchanged private notes will be credited to an account maintained with that book-entry transfer facility, in each case, as promptly as practicable after the expiration or termination of the exchange offer.

Each broker-dealer that receives exchange notes for its own account in exchange for private notes, where those private notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. See “Plan of Distribution.”

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the private notes at the book-entry transfer facility for purposes of the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in the book-entry transfer facility’s systems may make book-entry delivery of private notes being tendered by causing the book-entry transfer facility to transfer such private notes into the exchange agent’s account at the book-entry transfer facility in accordance with that book-entry transfer facility’s procedures for transfer. However, although delivery of private notes may be effected through book-entry transfer at the book-entry transfer facility, the letter of transmittal or copy of the letter of transmittal, with any required signature guarantees and any other required documents, must, in any case other than as set forth in the following paragraph, be transmitted to and received by the exchange agent at the address set forth under “—Exchange Agent” on or prior to the expiration date or the guaranteed delivery procedures described below must be complied with.

DTC’s Automated Tender Offer Program, or ATOP, is the only method of processing exchange offers through DTC. To accept the exchange offer through ATOP, participants in DTC must send electronic instructions to DTC through DTC’s communication system instead of sending a signed, hard copy letter of transmittal. DTC is obligated to communicate those electronic instructions to the exchange agent. To tender private notes through ATOP, the electronic instructions sent to DTC and transmitted by DTC to the exchange agent must contain the character by which the participant acknowledges its receipt of and agrees to be bound by the letter of transmittal.

Guaranteed Delivery Procedures

If a registered holder of the private notes desires to tender private notes and the private notes are not immediately available, or time will not permit that holder’s private notes or other required documents to reach the exchange agent prior to 5:00 p.m., New York City time, on the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	the tender is made through an eligible guarantor institution;

•

prior to 5:00 p.m., New York City time, on the expiration date, the exchange agent receives from that eligible guarantor institution a properly completed and duly executed letter of transmittal or a facsimile of a duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us, by telegram, telex, fax transmission, mail or hand delivery, setting forth the name and address of the holder of private notes and the amount of the private notes tendered and stating that the tender is being made by guaranteed delivery and guaranteeing that within three New York Stock Exchange, Inc. (the “NYSE”), trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered private notes, in proper form for transfer, or a book-entry confirmation, as the case may be, will be deposited by the eligible guarantor institution with the exchange agent; and

•

the certificates for all physically tendered private notes, in proper form for transfer, or a book-entry confirmation, as the case may be, are received by the exchange agent within three NYSE trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

Tenders of private notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

For a withdrawal of a tender of private notes to be effective, a written or, for DTC participants, electronic ATOP transmission, notice of withdrawal, must be received by the exchange agent at its address set forth under “—Exchange Agent” prior to 5:00 p.m., New York City time, on the expiration date. Any such notice of withdrawal must:

•	specify the name of the person having deposited the private notes to be withdrawn, whom we refer to as the depositor;

•	identify the private notes to be withdrawn, including the certificate number or numbers and principal amount of such private notes;

•	include a statement that the holder is withdrawing its election to have the private notes exchanged;

•

be signed by the holder in the same manner as the original signature on the letter of transmittal by which such private notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee register the transfer of such private notes into the name of the person withdrawing the tender; and

Any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn private notes or otherwise comply with DTC’s procedures.

Withdrawals of the private notes can be accomplished only in accordance with the foregoing procedures.

All questions as to the validity, form, eligibility and time of receipt of such notices will be determined by us, whose determination shall be final and binding on all parties. Any private notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any private notes which have been tendered for exchange, but which are not exchanged for any reason, will be returned to the holder of those private notes without cost to that holder as soon as practicable after withdrawal, rejection of tender, or termination of the exchange offer. Properly withdrawn private notes may be retendered by following one of the procedures under “—Procedures for Tendering” at any time on or prior to the expiration date.

Acceptance of the Private Notes and Delivery of the Exchange Notes

Subject to the satisfaction or waiver of the conditions of the Exchange Offer as soon as practicable after the satisfaction or waiver of all of the conditions to the exchange offers, we will promptly accept all private notes validly tendered and not properly withdrawn before 5:00 p.m., New York City time, on the expiration date, and will deliver, or cause to be delivered, to the Trustee for cancellation all private notes or portions thereof so accepted for exchange by us. Following such acceptance, we will issue, and cause the Trustee to promptly authenticate and deliver to each holder, exchange notes equal in principal amount to the principal amount of the private notes tendered by such holder. Please refer to the section in this prospectus entitled “—Conditions to the Exchange Offers” below. For purposes of the exchange offers, we will be deemed to have accepted properly tendered private notes for exchange when we give notice of acceptance to the exchange agent.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any private notes and may terminate or amend the exchange offer if at any time before the acceptance of those private notes for exchange or the exchange of the exchange notes for those private notes, we determine that the exchange offer violates applicable law, any applicable interpretation of the staff of the SEC or any order of any governmental agency or court of competent jurisdiction.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time in our sole discretion. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of those rights and each of those rights shall be deemed an ongoing right which may be asserted at any time and from time to time.

In addition, we will not accept for exchange any private notes tendered, and no exchange notes will be issued in exchange for those private notes, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939. In any of those events we are required to use our commercially reasonable efforts to obtain the withdrawal of any stop order at the earliest possible moment.

Exchange Agent

All executed letters of transmittal should be directed to the exchange agent. Union Bank, N.A. has been appointed as exchange agent for the exchange offer. Questions, requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

For Delivery by Registered and Certified Mail:	For Delivery by Regular Mail or Overnight Courier:

UNION BANK, N.A Corporate Trust Division Attention: Josefina Benavides 120 So. San Pedro Street, Suite 410 Los Angeles, CA 90012	UNION BANK, N.A Corporate Trust Division Attention: Josefina Benavides 120 So. San Pedro Street, Suite 410 Los Angeles, CA 90012

For Delivery in Person by Hand:

UNION BANK, N.A

Corporate Trust Division

Attention: Josefina Benavides

120 So. San Pedro Street, Suite 410

Los Angeles, CA 90012

By Facsimile (for eligible institutions only):	For Information or Confirmation by Telephone:

(213) 972-5695 Attention: Corporate Trust Division	Josefina Benavides (213) 972-5679

Originals of all documents sent by facsimile should be sent promptly by registered or certified mail, by hand or by overnight delivery service.

Fees and Expenses

We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. The principal solicitation is being made by mail; however, additional solicitations may be made in person or by telephone by our officers and employees. The estimated cash expenses to be incurred in connection with the exchange offer will be paid by us and will include fees and expenses of the exchange agent, accounting, legal, printing and related fees and expenses.

Transfer Taxes

Holders who tender their private notes for exchange pursuant to this exchange offer will not be obligated to pay any transfer taxes in connection with that tender or exchange, except that holders who instruct us to register exchange notes in the name of, or request that private notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax on those private notes. If, however, a transfer tax is imposed for any reason other than the exchange of private notes pursuant to this exchange offer, then the amount of such transfer taxes (whether imposed on such holder or any other person) will be payable by the tendering holder.

USE OF PROCEEDS

We will not receive any cash proceeds from the exchange offer. The exchange offer is intended to satisfy an obligation under the registration rights agreement. We will retire or cancel all of the outstanding private notes tendered in the exchange offer. Accordingly, the issuance of the exchange notes will not result in any increase in our outstanding indebtedness.

CAPITALIZATION

The following table sets forth our historical cash and cash equivalents and capitalization as of September 30, 2010 on an actual basis and as adjusted to give effect to the offering of the private notes and the application of the net proceeds therefrom.

(in thousands)	As of September 30, 2010
	Actual	As adjusted
Cash and cash equivalents	$61,062	$97,628

Long term debt:
10.25% senior notes due 2013	$82,770	$—
8.875% senior notes due 2017	—	124,188
Revolving credit facility	—	—

Total long-term debt	$82,770	$124,188

Total partners’ capital	$279,911	$278,087

Total capitalization	$362,681	$402,275

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods presented:

	Year Ended September 30,
	2010		2009	2008		2007	2006
	Actual	Pro Forma(2)
Ratio of earnings to fixed charges(1)	3.1	2.7	3.8		(3)	2.5		(3)

(1)	For purposes of calculating the ratios of consolidated earnings to fixed charges, earnings consist of income before income taxes, fixed charges and amortization of capitalized interest, less interest capitalized. Fixed charges consist of interest expensed, interest capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness and an estimate of interest within rental expense.
(2)	The following computation for the year ended September 30, 2010, reflect, on a pro-forma basis, earnings available for fixed charges, fixed charges and resultant ratios. The computation give effect to the sale of the private notes and application of the net proceeds therefrom.

(Amounts in 000’s)
2010
Income as adjusted	$65,384
Fixed charges	$21,432
Pro-forma adjustments
Net increase in interest resulting from the substitution of proceeds from sale of the 8.875% Senior Notes for the 10.25% Senior Notes	2,729

Pro-forma fixed charges	$24,161

(3)	Due to our loss for the years ended September 30, 2008 and 2006, the ratio coverage was less than 1:1. We would have needed additional earnings of $12.8 million and $53.4 million for the years ended September 30, 2008 and 2006, respectively, to achieve coverage of 1:1.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table sets forth our selected consolidated financial data that has been derived from our audited consolidated balance sheets, statements of operations and cash flows for our business as of and for each of the years ended September 30, 2010, 2009, 2008, 2007 and 2006. You should read this financial information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical Consolidated Financial Statements and notes that are incorporated by reference in this prospectus. The information set forth below is not necessarily indicative of our future results.

	Fiscal year ended September 30,
(in thousands, except per unit data)	2010(a)	2009		2008	2007	2006
Statement of Operations Data:
Sales	$1,212,776	$1,206,813		$1,543,093	$1,267,175	$1,296,512

Costs and expenses:
Cost of sales	904,047	875,755		1,257,592	981,559	1,014,565
(Increase) decrease in the fair value of derivative instruments	(5,622)	(13,690)		25,467	(15,664)	45,677
Depreciation and amortization expenses	15,745	19,406		26,784	28,995	32,415
Delivery, branch, general and administrative expenses	240,022	245,220		229,945	217,174	227,053

Operating income (loss)	58,584	80,122		3,305	55,111	(23,198)
Interest expense, net	10,820	13,637		13,808	11,525	21,203
Amortization of debt issuance costs	2,680	2,750		2,339	2,282	2,438
(Gain) loss on redemption of debt	1,132	(9,706)		—	—	6,603

Income (loss) from continuing operations before income taxes	43,952	73,441		(12,842)	41,304	(53,442)
Income tax expense (benefit)	15,632	(57,597	)(b)	566	2,002	477

Income (loss) from continuing operations	28,320	131,038		(13,408)	39,302	(53,919)

Loss on sales of discontinued operations, net of income taxes	—	—		—	(1,061)	—

Net income (loss) before cumulative effects of changes in accounting principles—change in inventory pricing method	28,320	131,038		(13,408)	38,241	(53,919)

Cumulative effects of changes in accounting principles—change in inventory pricing method	—	—		—	—	(344)

Net income (loss)	$28,320	$131,038		$(13,408)	$38,241	$(54,263)

	Fiscal year ended September 30,
(in thousands, except per unit data)	2010	2009	2008	2007	2006
Summary Cash Flow Data:
Net Cash provided by operating activities	$44,429	$78,455	$71,555	$51,115	$18,364
Net Cash used in investing activities	$(73,956)	$(7,568)	$(5,488)	$(29,254)	$(3,271)
Net Cash used in financing activities	$(104,571)	$(54,535)	$(145)	$(96)	$(23,120)
Other Data:
Earnings from continuing operations before net interest expense, income taxes, depreciation and amortization (EBITDA)(c)	$73,197	$109,234	$30,089	$84,106	$2,614
Adjusted EBITDA(c)	$68,707	$85,838	$55,556	$68,442	$54,894
Retail gallons sold	307,993	349,385	351,128	376,645	389,920
Capital expenditures	$5,567	$4,334	$4,145	$4,850	$5,433
Common unit cash distributions declared	$20,206	$15,345	$—	$—	$—
Weighted average number of Limited Partner units outstanding:
Basic and Diluted	70,019	75,738	75,774	75,774	52,944

	Fiscal year ended September 30,
(in thousands)	2010	2009	2008	2007	2006
Balance sheet data at end of period:
Cash and cash equivalents	$61,062	$195,160	$178,808	$112,886	$91,121
Current assets	$246,863	$376,898	$344,299	$320,503	$295,880
Total assets	$582,808	$664,126	$605,433	$602,104	$581,208
Total long-term debt	$82,770	$133,112	$173,752	$173,941	$174,056
Working capital borrowings	$—	$—	$—	$—	$—
Total Partners’ capital	$279,911	$306,334	$199,977	$216,331	$173,325

(a)	Temperatures in our geographic areas of operations for the fiscal year ended September 30, 2010 were 7.9% warmer than normal, as reported by the National Oceanic Atmospheric Administration. We completed five acquisitions after the heating season at a cost of $68.8 million, including $4.2 million of working capital which added approximately 56,100 home heating oil, propane and security customers.
(b)	The income tax benefit recording during fiscal 2009 was related to the release of a majority of the opening valuation allowance, resulting in a non-cash increase in net income of $86.4 million. This benefit was offset by a current income tax expense of $3.8 million and deferred income tax expense of $25.0 million related to current year activity. See note 14 of notes to the Consolidated Financial Statements that are included in the Fiscal 2010 Form 10-K, which is incorporated by reference in this prospectus.
(c)	EBITDA (Earnings from continuing operations before net interest expense, income taxes, depreciation and amortization) and Adjusted EBITDA (Earnings from continuing operations before net interest expense, income taxes, depreciation and amortization, (increase) decrease in the fair value of derivatives, gain or loss on debt redemption, goodwill impairment, and other non-cash and non-operating charges) are non-GAAP financial measures that are used as supplemental financial measures by management and external users of our financial statements, such as investors, commercial banks and research analysts, to assess:

•	our compliance with certain financial covenants included in our debt agreements;

•	our financial performance without regard to financing methods, capital structure, income taxes or historical cost basis;

•	our ability to generate cash sufficient to pay interest on our indebtedness and to make distributions to our partners;

•

our operating performance and return on invested capital as compared to those of other companies in the retail distribution of refined petroleum products business, without regard to financing methods and capital structure; and

•	the viability of acquisitions and capital expenditure projects and the overall rates of return of alternative investment opportunities.

The method of calculating Adjusted EBITDA may not be consistent with that of other companies and each of EBITDA and Adjusted EBITDA has its limitations as an analytical tool, should not be considered in isolation and should be viewed in conjunction with measurements that are computed in accordance with GAAP. Some of the limitations of EBITDA and Adjusted EBITDA are:

•	EBITDA and Adjusted EBITDA do not reflect our cash used for capital expenditures;

•

Although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will have to be replaced and EBITDA and Adjusted EBITDA do not reflect the cash requirements for such replacements;

•	EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital requirements;

•	EBITDA and Adjusted EBITDA do not reflect the cash necessary to make payments of interest or principal on our indebtedness; and

•	EBITDA and Adjusted EBITDA do not reflect the cash required to pay taxes.

EBITDA and Adjusted EBITDA are calculated for the periods shown as follows:

	Fiscal year ended September 30,
(in thousands)	2010	2009	2008	2007	2006
Income (loss from continuing operations)	$28,320	$131,038	$(13,408)	$39,302	$(53,919)
Plus:
Income tax expense (benefit)	15,632	(57,597)	566	2,002	477
Amortization of debt issuance cost	2,680	2,750	2,339	2,282	2,438
Interest expense, net	10,820	13,637	13,808	11,525	21,203
Depreciation and amortization	15,745	19,406	26,784	28,995	32,415

EBITDA from continuing operations	73,197	109,234	30,089	84,106	2,614
(Increase)/decrease in the fair value of derivative instruments	(5,622)	(13,690)	25,467	(15,664)	45,677
(Gain) loss on redemption of debt	1,132	(9,706)	—	—	6,603

Adjusted EBITDA	68,707	85,838	55,556	68,442	54,894

Add/(subtract)
Income tax (expense) benefit	(15,632)	57,597	(566)	(2,002)	(477)
Interest expense, net	(10,820)	(13,637)	(13,808)	(11,525)	(21,203)
Provision for losses on accounts receivable	5,279	10,310	11,961	5,726	6,105
(Increase) decrease in accounts receivables	(4,570)	26,657	(28,002)	5,761	(3,809)
(Increase) decrease in inventories	(2,012)	(17,747)	41,368	(8,222)	(23,830)
Increase (decrease) in customer credit balances	(9,250)	(11,964)	13,390	(3,724)	8,576
Change in deferred taxes	13,331	(61,355)	—	—	—
Change in other operating assets and liabilities	(604)	2,756	(8,344)	(3,341)	(1,892)

Net Cash provided by operating activities	$44,429	$78,455	$71,555	$51,115	$18,364

Net Cash used in investing activities	$(73,956)	$(7,568)	$(5,488)	$(29,254)	$(3,271)

Net Cash used in financing activities	$(104,571)	$(54,535)	$(145)	$(96)	$(23,120)

DESCRIPTION OF THE EXCHANGE NOTES

We issued the private notes, and will issue the exchange notes, under the indenture, dated November 16, 2010 (the “Indenture”), among us, Union Bank, N.A., as trustee (the “Trustee”). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). The Indenture is unlimited in aggregate principal amount. We may issue an unlimited principal amount of additional notes having identical terms and conditions as the Notes (the “Additional Notes”). We will only be permitted to issue such Additional Notes in compliance with the covenant described under the subheading “—Certain Covenants—Limitation on Indebtedness and Preferred Stock.” Unless the context otherwise requires, for all purposes of the Indenture and this “Description of the Exchange Notes,” references to the Notes include the private notes, the exchange notes and any Additional Notes actually issued.

This “Description of the Exchange Notes” is intended to be a useful overview of the material provisions of the Notes, the Indenture and the registration rights agreement. Since this description is only a summary, you should refer to these documents for a complete description of the obligations of Star Gas Partners, L.P. and Star Gas Finance Company and your rights.

You will find the definitions of capitalized terms used in this description under the heading “Certain Definitions.” For purposes of this description, references to the “Company” refer only to Star Gas Partners L.P. and not to its subsidiaries and references to the “Issuers” mean collectively Star Gas Partners, L.P. and Star Gas Finance Company.

General

The Notes

The Notes:

•	are general unsecured, senior obligations and rank senior in right of payment to all subordinated Indebtedness of the Issuers;

•	are limited to an aggregate principal amount of $125 million, subject to our ability to issue Additional Notes;

•	mature on December 1, 2017;

•	will be issued in denominations of $2,000 and integral multiples of $1,000 in excess thereof;

•	will be represented by one or more registered Notes in global form, but in certain circumstances may be represented by Notes in definitive form. See “Book-Entry; Delivery and Form”; and

•	rank equally in right of payment to any future senior Indebtedness of the Issuers, without giving effect to collateral arrangements.

Interest

Interest on the Notes will compound semi-annually and:

•	accrue at the rate of 8.875% per annum;

•	accrue as if the Notes had originally been issued from the date of original issuance or, if interest has already been paid, from the most recent interest payment date;

•	be payable in cash semi-annually in arrears on June 1 and December 1, commencing on June 1, 2011;

•	be payable to the holders of record on the May 15 and November 15 immediately preceding the related interest payment dates; and

•	be computed on the basis of a 360-day year comprised of twelve 30-day months.

Payments on the Notes; Paying Agent and Registrar

We will pay principal of, premium, if any, and interest on the Notes at the office or agency designated by the Company in the Borough of Manhattan, The City of New York, except that we may, at our option, pay interest on the Notes by check mailed to holders of the Notes at their registered addresses as they appear in the register books. We have initially designated the corporate trust office of the Trustee in New York, New York to act as our Paying Agent and Registrar. We may, however, change the Paying Agent or Registrar without prior notice to the holders of the Notes, and the Company or any of its Restricted Subsidiaries may act as Paying Agent or Registrar.

We will pay principal of, premium, if any, and interest on, Notes in global form registered in the name of or held by the Depositary or its nominee in immediately available funds to the Depositary or its nominee, as the case may be, as the registered holder of such global Note.

Transfer and Exchange

A holder of Notes may transfer or exchange Notes at the office of the Registrar in accordance with the Indenture. The Registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by the Company, the Trustee or the Registrar for any registration of transfer or exchange of Notes, but the Company may require a holder to pay a sum sufficient to cover any transfer tax or other similar governmental charge required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before the mailing of a notice of redemption of Notes to be redeemed.

The registered holder of a Note will be treated as the owner of it for all purposes.

Optional Redemption

Except as described below, the Notes are not redeemable until December 1, 2014. On and after December 1, 2014, the Issuers may redeem all or, from time to time, a part of the Notes upon not less than 30 nor more than 60 days’ notice, at the following redemption prices (expressed as a percentage of principal amount) plus accrued and unpaid interest on the Notes, if any, to the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period beginning on December 1 of the years indicated below:

Year	Percentage
December 1, 2014	104.438%
December 1, 2015	102.219%
2016 and thereafter	100.000%

Prior to December 1, 2013, the Issuers may on any one or more occasions redeem up to 35% of the original principal amount of the Notes with the Net Cash Proceeds of one or more Public Equity Offerings at a redemption price of 108.875% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided that

(1) there is a Public Market at the time of such redemption;

(2) at least 65% of the original principal amount of the Notes remains outstanding after each such redemption; and

(3) the redemption occurs within 60 days after the closing of such Public Equity Offering.

In addition, the Notes may be redeemed, in whole or in part, at any time prior to December 1, 2014 at the option of the Issuers upon not less than 30 nor more than 60 days’ prior notice mailed by first class mail to each Holder at its registered address, at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest to, the applicable redemption date.

If the optional redemption date is on or after an interest record date and on or before the related interest payment date, the accrued and unpaid interest, if any, will be paid to the Person in whose name the Note is registered at the close of business on such record date, and no additional interest will be payable to holders whose Notes will be subject to redemption by the Issuers.

In the case of any partial redemption, the Trustee will select the Notes for redemption in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not listed, then on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion will deem to be fair and appropriate, although no Note of $1,000 in original principal amount or less will be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to that Note will state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note.

The Issuers are not required to make mandatory redemption payments or sinking fund payments with respect to the Notes.

Ranking

The Notes will be general unsecured obligations of the Issuers that rank senior in right of payment to all existing and future Indebtedness that is expressly subordinated in right of payment to the Notes. The Notes will rank equally in right of payment with all existing and future liabilities of the Issuers that are not so subordinated. In the event of bankruptcy, liquidation, reorganization and winding up of the Company or Star Gas Finance Company or upon a default in payment with respect to, or the acceleration of, any Indebtedness under any secured Indebtedness, the assets of the Company or Star Gas Finance Company that secure such secured Indebtedness will be available to pay obligations on the Notes only after all Indebtedness under such secured Indebtedness has been repaid in full from such assets. You should be aware that there may not be sufficient assets remaining to pay amounts due on any or all the Notes then outstanding.

Change of Control

If a Change of Control occurs, each registered holder of Notes will have the right to require the Issuers to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such holder’s Notes at a purchase price in cash equal to 101% of the principal amount of the Notes plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Within 30 days following any Change of Control, the Issuers will mail a notice (the “Change of Control Offer”) to each registered holder with a copy to the Trustee stating:

(1) that a Change of Control has occurred and that such holder has the right to require the Company to purchase such holder’s Notes at a purchase price in cash equal to 101% of the principal amount of such Notes plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date) (the “Change of Control Payment”);

(2) the repurchase date (which shall be no later than 30 business days from the date such notice is mailed) (the “Change of Control Payment Date”); and

(3) the procedures determined by the Issuers, consistent with the Indenture, that a holder must follow in order to have its Notes repurchased.

On the Change of Control Payment Date, the Issuers will, to the extent lawful:

(1) accept for payment all Notes or portions of Notes (in integral multiples of $1,000) properly tendered under the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes so tendered; and

(3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Issuers.

The paying agent will promptly mail to each holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of at least $2,000 or an integral multiple of $1,000 in excess thereof.

If the Change of Control Payment Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest, if any, will be paid to the Person in whose name a Note is registered at the close of business on such record date, and no additional interest will be payable to holders who tender pursuant to the Change of Control Offer.

The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

Prior to mailing a Change of Control Offer, and as a condition to such mailing, (i) the requisite holders of each issue of Indebtedness issued under an indenture or other agreement that may be violated by such payment shall have consented to such Change of Control Offer being made and waived the event of default, if any, caused by the Change of Control or (ii) the Company will repay all outstanding Indebtedness issued under an indenture or other agreement that may be violated by a payment to the holders of Notes under a Change of Control Offer or the Company must offer to repay all Indebtedness and make payment to the holders of such Indebtedness that accept such offer and obtain waivers of any event of default from the remaining holders of such Indebtedness. The Issuers covenant to effect such repayment or obtain such consent and waiver within 30 days following any Change of Control, it being a default of the Change of Control provision of the Indenture if the Company fails to comply with such covenant.

The Issuers will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuers and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

The Issuers will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of the Indenture, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations described in the Indenture by virtue of the conflict.

The Issuers’ ability to repurchase Notes pursuant to a Change of Control Offer may be limited by a number of factors. Future Indebtedness of the Company and its Subsidiaries may contain prohibitions of certain events that would constitute a Change of Control or require such Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require the Issuers to repurchase the Notes could cause a default under such Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Company’s ability to pay cash to the holders upon a repurchase may be limited by the Company’s then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

Even if sufficient funds were otherwise available, the terms of future Indebtedness may prohibit the Company’s prepayment of Notes before their scheduled maturity. Consequently, if the Company is not able to prepay any such other Indebtedness containing similar restrictions or obtain requisite consents, as described above, the Company will be unable to fulfill its repurchase obligations if holders of Notes exercise their repurchase rights following a Change of Control, resulting in a default under the Indenture.

The Change of Control provisions described above may deter certain mergers, tender offers and other takeover attempts involving the Company by increasing the capital required to effectuate such transactions. The definition of “Change of Control” includes a disposition of all or substantially all of the property and assets of the Company and its Restricted Subsidiaries taken as a whole to any Person other than a Permitted Holder. Although there is a limited body of case law interpreting the phrase “substantially all”, there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the property or assets of a Person. As a result, it may be unclear as to whether a Change of Control has occurred and whether a holder of Notes may require the Company to make an offer to repurchase the Notes as described above.

Asset Sales

The Company and its Restricted Subsidiaries may complete an Asset Sale if the Company or its Restricted Subsidiary, as the case may be, receives consideration at the time of the Asset Sale at least equal to the fair market value, as determined in good faith by the Board of Directors, of the assets sold or otherwise disposed of, and at least 80% of the consideration received by the Company or the Restricted Subsidiary is in the form of cash. For purposes of determining the amount of cash received in an Asset Sale, the following will be deemed to be cash:

(1) the amount of any liabilities on the Company’s or any Restricted Subsidiary’s balance sheet that are assumed by the transferee of the assets; and

(2) the amount of any notes or other obligations received by the Company or the Restricted Subsidiary from the transferee that is converted within 180 days by the Company or the Restricted Subsidiary into cash, to the extent of the cash received.

The 80% limitation set forth above will not apply to any Asset Sale in which the cash portion of the consideration received is equal to or greater than the amount of the after-tax proceeds there would have been had the Asset Sale complied with such limitation.

If the Company or any of its Restricted Subsidiaries receives Net Proceeds exceeding $10 million from one or more Asset Sales in any fiscal year, then within 360 days after the date the aggregate amount of Net Proceeds exceeds $10 million, the Company must apply the amount of such Net Proceeds to the extent not already so applied either (1) to reduce senior Indebtedness of the Company or Indebtedness of any of its Restricted Subsidiaries, with a permanent reduction of availability in the case of revolving Indebtedness, or (2) to make an investment in assets (except any assets that are classified as current assets under GAAP) or capital expenditures useful to the Company’s or any of its Subsidiaries’ business as in effect on November 16, 2010 or any Related Business. Any Net Proceeds that are not applied or invested in either of these ways will be considered “Excess Proceeds”.

Pending the final application of any Net Proceeds, the Company or any Restricted Subsidiary may temporarily reduce borrowings under any Credit Facilities, or otherwise invest the Net Proceeds in any manner that is not prohibited by the Indenture.

If the aggregate amount of Excess Proceeds exceeds $10 million, we will make an offer to all noteholders to purchase for cash that amount of Notes that may be purchased out of the Excess Proceeds at a purchase price equal to 100% of the principal amount of the Note plus accrued and unpaid interest to the date of purchase. We will follow the procedures set forth in the Indenture and we will comply with the requirements of Rule 14e-1 under the Exchange Act and any other applicable securities laws.

To the extent that the aggregate amount of Notes tendered in response to our purchase offer is less than the Excess Proceeds, the Company or any Restricted Subsidiary may use such excess amounts for general business purposes. If the aggregate principal amount of Notes surrendered by the noteholders exceeds the amount of Excess Proceeds, the Trustee shall select the Notes to be purchased in accordance with the procedures for selection and notice of redemption set forth under “Optional Redemption” above. Notwithstanding the foregoing, if we make this purchase offer at any time when we have securities outstanding ranking equally in right of payment with the Notes and the terms of those securities provide that a similar offer must be made with respect to those other securities, then our offer to purchase the Notes will be made concurrently with the other offers, and securities of each issue will be accepted on a pro rata basis in proportion to the aggregate principal amount of securities of each issue which their holders elect to have purchased. Upon completion of the offer to the noteholders, the amount of Excess Proceeds will be reset at zero.

Certain Covenants

Limitation on Indebtedness

The Company and its Restricted Subsidiaries may incur more debt only under specified circumstances. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, Guarantee or in any manner become directly or indirectly liable, contingently or otherwise, for the payment, in each case, an incurrence, of any Indebtedness, unless at the time of the incurrence and after giving pro forma effect to the receipt and application of the proceeds of the Indebtedness, the Consolidated Fixed Charge Coverage Ratio of the Company would be greater than 2.00 to 1.00.

In addition to any Indebtedness that may be incurred as set forth above, the Company and its Restricted Subsidiaries may incur “Permitted Indebtedness”. The term Permitted Indebtedness is defined in the Indenture and includes:

(1) Indebtedness evidenced by the Notes (but not Additional Notes);

(2) Indebtedness outstanding as of November 16, 2010;

(3) Indebtedness of the Company or a Restricted Subsidiary Incurred (i) for the making of capital expenditures by the Company or a Restricted Subsidiary or (ii) for the purpose of funding acquisitions of Related Businesses, including any Permitted Refinancing Indebtedness of such Indebtedness, in an aggregate principal amount of Indebtedness pursuant to this paragraph (3) not to exceed $100 million at any one time outstanding;

(4) Indebtedness of the Company owed to our general partner or an Affiliate of our general partner that is unsecured and that is subordinated in right of payment to the Notes; provided that the aggregate principal amount of this Indebtedness outstanding at any time under this clause may not exceed $10 million and this Indebtedness has a final maturity date later than the final maturity date of the Notes;

(5) Indebtedness (a) owed by the Company or any Restricted Subsidiary to any Restricted Subsidiary or (b) owed by any Restricted Subsidiary to the Company or to any other Restricted Subsidiary;

(6) Permitted Refinancing Indebtedness in respect of any Indebtedness permitted to be incurred under the Indenture other than Indebtedness described under paragraphs (3) and (4) above and paragraphs (8) and (13) below;

(7) the Incurrence by the Company or a Restricted Subsidiary of Indebtedness owing directly to its insurance carriers, without duplication, in connection with the Company’s, its Subsidiaries’ or its Affiliates’ self-insurance programs or other similar forms of retained insurable risks for their respective businesses, consisting of reinsurance agreements and indemnification agreements, and Guarantees of the foregoing;

(8) Indebtedness of the Company and its Restricted Subsidiaries in respect of “Capital Leases”, meaning, generally, any lease of any property which would be required to be classified and accounted for as a capital lease on a balance sheet of the lessee; provided that the aggregate amount of this Indebtedness outstanding at any time may not exceed $7.5 million;

(9) Indebtedness of the Company and its Restricted Subsidiaries for (a) obligations under workers’ compensation laws and (b) obligations to suppliers of distillate and non-distillate petroleum products or energy commodity derivative providers in the ordinary course of business consistent with past practices, not to exceed $10 million at any one time outstanding;

(10) surety bonds and appeal bonds required in the ordinary course of business or in connection with the enforcement of rights or claims of the Company or any of its Subsidiaries or in connection with judgments that do not result in a “Default” or “Event of Default” (which terms are defined in “—Events of Default”);

(11) any Guarantee by any Restricted Subsidiary in respect of Indebtedness of any other Restricted Subsidiary;

(12) any Guarantee by the Company of Indebtedness in respect of (x) senior Indebtedness of its Restricted Subsidiaries, or (y) trade credit of Restricted Subsidiaries;

(13) Indebtedness Incurred by any Restricted Subsidiary pursuant to any Credit Facilities Incurred solely for working capital purposes not to exceed, in the aggregate at any time outstanding, the Borrowing Base; and

(14) Indebtedness under any hedging arrangement which provides for the right or obligation to purchase, sell or deliver any currency, commodity or security at a future date for a specified price entered into to protect such Person from fluctuations in prices or rates, including currencies, interest rates, commodity prices, and securities prices, including without limitation indebtedness under any interest rate, energy commodity derivative or commodity price swap agreement, interest rate cap agreement, interest rate collar agreement or any forward sales arrangements, calls, options, swaps, or other similar transactions or any combination thereof.

For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness or is entitled to be incurred in compliance with the Consolidated Fixed Charge Coverage Ratio in the first paragraph of this section, the Company may, in its sole discretion, classify (or later reclassify) in whole or in part such items of Indebtedness in any manner that complies with this covenant, and such item of Indebtedness or a portion thereof may be classified (or later reclassified) in whole or in part as having been incurred under more than one of the applicable clauses of Permitted Indebtedness or in compliance with the Consolidated Fixed Charge Coverage Ratio in the first paragraph of this section.

Limitation on Restricted Payments

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make a Restricted Payment, that is, to:

(1) declare or pay any dividend or any other distribution or payment on or with respect to Capital Stock of the Company or any of its Restricted Subsidiaries or any payment made to the direct or indirect holders, in their capacities as such, of Capital Stock of the Company or any of its Restricted Subsidiaries, other than (a) dividends or distributions payable solely in Capital Stock of the Company (including Common Stock, but excluding Redeemable Capital Stock), or in options, warrants or other rights to purchase Capital Stock of the Company (including Common Stock, but excluding Redeemable Capital Stock); (b) dividends or other distributions to the extent declared or paid to the Company or any Restricted Subsidiary of the Company; or (c) dividends or other distributions by any Restricted Subsidiary of the Company to all holders of Capital Stock of that Restricted Subsidiary on a pro rata basis;

(2) purchase, redeem, defease or otherwise acquire or retire for value any Capital Stock of the Company or any of its Restricted Subsidiaries, other than any Capital Stock owned by a Restricted Subsidiary;

(3) make any principal payment on, or purchase, defease, repurchase, redeem or otherwise acquire or retire for value, prior to any scheduled maturity, scheduled repayment, scheduled sinking fund payment or other Stated Maturity, any subordinated Indebtedness of the Company, other than any such Indebtedness owed to the Company or a Restricted Subsidiary; or

(4) make any investment, other than a Permitted Investment, in any entity, unless, at the time of and after giving effect to the proposed Restricted Payment, no Default or Event of Default shall have occurred and be continuing, and the Restricted Payment, together with the aggregate of all other Restricted Payments made by the Company and its Restricted Subsidiaries during the fiscal quarter during which the Restricted Payment is made, will not exceed:

(a) if the Consolidated Fixed Charge Coverage Ratio of the Company is greater than 1.75 to 1.00, an amount equal to Available Cash for the immediately preceding fiscal quarter; or

(b) if the Consolidated Fixed Charge Coverage Ratio of the Company is equal to or less than 1.75 to 1.00, an amount equal to the sum of $22 million plus the aggregate net cash proceeds of capital contributions to the Company from any Person other than a Restricted Subsidiary of the Company, or issuance and sale of shares of Capital Stock, other than Redeemable Capital Stock, of the Company to any entity other than to a Restricted Subsidiary of the Company, in any case made during the period ending on the last day of the fiscal quarter of the Company immediately preceding the date of the Restricted Payment and beginning on November 16, 2010, less the aggregate amount of all Restricted Payments made by the Company and its Restricted Subsidiaries in accordance with this clause during the period ending on the last day of the fiscal quarter of the Company immediately preceding the date of the Restricted Payment and beginning on November 16, 2010.

The Restricted Payment may be made in assets other than cash, in which case the amount will be the fair market value, as determined in good faith by the Board of Directors on the date of the Restricted Payment of the assets proposed to be transferred.

The above provisions will not prohibit:

(1) the payment of any dividend or distribution within 60 days after the date of its declaration if, at the date of declaration, the payment would be permitted as summarized above;

(2) the redemption, repurchase or other acquisition or retirement of any shares of any class of Capital Stock of the Company or any Restricted Subsidiary of the Company in exchange for, or out of the net cash proceeds of, a substantially concurrent capital contribution to the Company from any entity other than a Restricted Subsidiary of the Company; or issuance and sale of other Capital Stock, other than Redeemable Capital Stock, of the Company to any entity other than to a Restricted Subsidiary of the Company; provided, however, that the amount of any net cash proceeds that are utilized for any redemption, repurchase or other acquisition or retirement will be excluded from the calculation of Available Cash;

(3) the repurchase of any Common Stock or the payment of any dividend or distribution under any employment agreement, stock or unit option agreement, or restricted stock agreement not to exceed $1 million in any calendar year and not to exceed $5 million in the aggregate amount since November 16, 2010; or

(4) any redemption, repurchase or other acquisition or retirement of subordinated Indebtedness of the Company in exchange for, or out of the net cash proceeds of, a substantially concurrent capital contribution to the Company from any entity other than a Restricted Subsidiary of the Company; or issuance and sale of Indebtedness of the Company issued to any entity other than a Restricted Subsidiary or the Company, so long as the Indebtedness is Permitted Refinancing Indebtedness; provided, however, that the amount of any net cash proceeds that are utilized for any redemption, repurchase or other acquisition or retirement will be excluded from the calculation of Available Cash.

In computing the amount of Restricted Payments previously made for purposes of the Restricted Payments test above, Restricted Payments made under the first and third points above will be included and Restricted Payments made under the second and fourth points above shall not be so included.

Limitation on Liens

The Company will not, and will not permit any of its Restricted Subsidiaries to, incur any liens or other encumbrance, unless the lien is a Permitted Lien or the Notes are directly secured equally and ratably with the obligation or liability secured by such lien.

Limitation on Affiliate Transactions

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or otherwise cause any transaction or series of related transactions, including the sale, transfer, disposition, purchase, exchange or lease of assets, property or services, other than as provided for in our partnership agreement, with, or for the benefit of any Affiliates of the Company unless:

(1) the transaction or series of related transactions are between the Company and its Restricted Subsidiaries or between two Restricted Subsidiaries; or

(2) the transaction or series of related transactions are on terms that are no less favorable to the Company or the Restricted Subsidiary, as the case may be, than those which would have been obtained in a comparable transaction at such time from an entity that is not an Affiliate of the Company or Restricted Subsidiary, and, with respect to transaction(s) involving aggregate payments or value equal to or greater than $5 million, the Company shall have delivered an Officers’ Certificate to the Trustee certifying that the transaction(s) is on terms that are no less favorable to the Company or the Restricted Subsidiary than those which would have been obtained from an entity that is not an Affiliate of the Company or Restricted Subsidiary and has been approved by a majority of the Board of Directors, including a majority of the disinterested directors.

However, the covenant limiting transactions with Affiliates will not restrict the Company, any Restricted Subsidiary or the general partner from entering into:

(1) any employment agreement, stock option agreement, restricted stock agreement, employee stock ownership plan related agreements, or similar agreement and arrangements, in the ordinary course of business;

(2) transactions not prohibited by the provisions described in “—Certain Covenants—Limitation on Restricted Payments”;

(3) transactions in the ordinary course of business in connection with reinsuring the self-insurance programs or other similar forms of retained insurance risks of the business operated by the Company, its Subsidiaries and Affiliates;

(4) any Affiliate trading transactions done in the ordinary course of business; and

(5) any transaction that is a Flow-Through Acquisition.

Limitation on Distributions from Restricted Subsidiaries

The Company will not, and will not permit any of its Restricted Subsidiaries to, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends, in cash or otherwise, or make any other distributions on or with respect to its Capital Stock or any other interest or participation in, or measured by, its profits;

(2) pay any Indebtedness owed to the Company or any other Restricted Subsidiary;

(3) make loans or advances to, or any investment in, the Company or any other Restricted Subsidiary;

(4) transfer any of its properties or assets to the Company or any other Restricted Subsidiary; or

(5) Guarantee any Indebtedness of the Company or any other Restricted Subsidiary.

Collectively, these restrictions are called the “Payment Restrictions”. However, some encumbrances or restrictions are permissible, including those existing under or by reason of:

(1) applicable law;

(2) any agreement in effect as of November 16, 2010;

(3) any agreement relating to any Indebtedness permitted to be incurred under the Indenture (including agreements or instruments evidencing Indebtedness incurred after November 16, 2010); provided that such encumbrances or restrictions contained in any such agreement or instrument, incurred after the Issue Date will not materially adversely affect the Company’s ability to make anticipated principal or interest payments on the Notes (as determined by the Board of Directors of the Company);

(4) customary non-assignment provisions of any contract or any lease governing a leasehold interest of the Company or any Restricted Subsidiary;

(5) purchase money obligations or Capital Leases the lien of which is limited to the property acquired pursuant to such obligations;

(6) any agreement of an entity (or any of its Restricted Subsidiaries) acquired by the Company or any Restricted Subsidiary, in existence at the time of the acquisition but not created in contemplation of the acquisition, which encumbrance or restriction is not applicable to any third party other than the entity;

(7) provisions contained in instruments relating to Indebtedness which prohibit the transfer of all or substantially all of the assets of the obligor of the Indebtedness unless the transferee shall assume the obligations of the obligor under the agreement or instrument; or

(8) any amendment, modification, renewal, refunding, replacement or refinancing of an agreement referred to in clauses (2), (3) or (6) above or this clause (8); provided, that such amendment, modification, renewal, refunding, replacement or refinancing will not materially adversely affect the Company’s ability to make anticipated principal or interest payments on the Notes (as determined by the Board of Directors of the Company).

Limitation on Sale and Leaseback Transactions

The Company will not, and will not permit any of its Restricted Subsidiaries to, enter into any “Sale and Leaseback Transaction” with respect to their properties. The term “Sale and Leaseback Transaction” is defined in the Indenture and, generally, means any arrangement (other than between the Company and a Restricted Subsidiary or between Restricted Subsidiaries) whereby property has been or will be disposed of by a transferor to another entity with the intent of taking back a lease on the property pursuant to which the rental payments are calculated to amortize the purchase price of the property over its life.

The Company and its Restricted Subsidiaries may, however, enter into a Sale and Leaseback Transaction; provided that the Company or the Restricted Subsidiary would be permitted under the Indenture to incur Indebtedness secured by a lien on the property in an amount equal to the Attributable Debt with respect to the Sale and Leaseback Transaction.

SEC Reports

Whether or not required by the rules and regulations of the SEC, so long as any Notes are outstanding, we will furnish to the noteholders all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if we were required to file those Forms, including a “management’s discussion and analysis of financial condition and results of operations.” In addition, we will furnish to such noteholders all reports that would be required to be filed with the SEC on Form 8-K if we were required to file the reports. Finally, whether or not required by the rules and regulations of the SEC, we will file a copy of all the information described in the preceding sentences with the SEC unless the SEC will not accept the filing. We will also make the information available to investors who request it in writing. Currently, we are required to and do file quarterly and annual reports on Forms 10-Q and 10-K. Furthermore, we will promptly furnish to the noteholders notices of (a) any payment default under any instrument evidencing Indebtedness for borrowed money, and (b) any acceleration of such Indebtedness prior to its express maturity.

Merger, Consolidation or Sale of Assets

The Indenture provides that the Company may not consolidate or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, another entity unless:

(1) the Company is the surviving entity or the entity formed by or surviving the transaction, if other than the Company, or the entity to which the sale was made is a corporation or partnership organized or existing under the laws of the United States, any state thereof or the District of Columbia;

(2) the entity formed by or surviving the transaction, if other than the Company, or the entity to which the sale was made assumes all the obligations of the Company in accordance with a supplemental indenture in a form reasonably satisfactory to the Trustee, under the Notes and the Indenture;

(3) immediately after the transaction no Default or Event of Default exists; and

(4) at the time of the transaction and after giving pro forma effect to it as if the transaction had occurred at the beginning of the applicable four-quarter period, the Company or such other entity or survivor is permitted to incur at least $1.00 of additional Indebtedness in accordance with the Consolidated Fixed Charge Coverage Ratio as described in “—Certain Covenants—Limitation on Indebtedness.”

For purposes of this covenant, the sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Company (including any disposition by means of any merger, consolidation or similar transaction), which properties and assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be the disposition of all or substantially all of the properties and assets of the Company.

Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the property or assets of a Person.

The Company will be released from its obligations under the Indenture, and the entity formed by or surviving the transaction will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture; provided that, in the case of a lease of all or substantially all its assets, the Company will not be released from the obligation to pay the principal of and interest on the Notes.

Limitation on Lines of Business

The Company will not, and will not permit any Restricted Subsidiary to, engage in any business other than a Related Business.

Restrictions on Activities of Star Gas Finance Company

In addition to the restrictions set forth under “—Certain Covenants—Limitation on Indebtedness”, Star Gas Finance Company may not incur any Indebtedness unless the Company is a co-obligor or guarantor of the Indebtedness; or the net proceeds of the Indebtedness are either lent to the Company, used to acquire outstanding debt securities issued by the Company, or used, directly or indirectly, to refinance or discharge Indebtedness permitted under this paragraph. Star Gas Finance Company may not engage in any business not related, directly or indirectly, to obtaining money or arranging financing for the Company.

Payments for Consent

Neither the Company, Star Gas Finance Company, nor any of the Company’s Restricted Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fees or otherwise, to any holder of any Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid or is paid to all holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or amendment.

Events of Default

Each of the following is an Event of Default:

(1) default in any payment of interest or additional interest (including as required by the Registration Rights Agreement) on any Note when due, continued for 30 days;

(2) default in the payment of principal of or premium, if any, on any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise;

(3) failure by the Company to comply with its obligations under “—Certain Covenants—Merger, Consolidation or Sale of Assets”;

(4) failure by the Issuers to comply for 30 days after notice with any of their obligations under the covenants described under “—Change of Control” or “—Asset Sales” above or under the covenants described under “—Certain Covenants” above (in each case, other than a failure to purchase Notes which will constitute an Event of Default under clause (2) above and other than a failure to comply with “—Certain Covenants—Merger, Consolidation or Sale of Assets” which is covered by clause (3));

(5) failure by the Issuers to comply for 60 days after notice with the terms of any other agreements contained in the Indenture;

(6) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is Guaranteed by the Company or any of its Restricted Subsidiaries), other than Indebtedness owed to the Company or a Restricted Subsidiary, whether such Indebtedness or Guarantee existed on November 16, 2010 or was incurred or created thereafter, which default:

(a) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of any applicable grace period provided (“payment default”) which payment default has not been waived; or

(b) results in the acceleration of such Indebtedness prior to its maturity (the “cross acceleration provision”);

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates $5 million or more;

(7) certain events of bankruptcy, insolvency or reorganization of the Company or a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary (the “bankruptcy provisions”); or

(8) failure by the Company or any Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary, to pay final judgments aggregating in excess of $5 million (net of any amounts that a reputable and creditworthy insurance company has acknowledged liability for in writing), which judgments are not paid, discharged or stayed for a period of 60 days (the “judgment default provision”).

However, a default under clauses (4) and (5) of this paragraph will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding Notes notify the Company of the default and the Company does not cure such default within the time specified in clauses (4) and (5) of this paragraph after receipt of such notice.

If an Event of Default (other than an Event of Default described in clause (7) above) occurs and is continuing, the Trustee by notice to the Company, or the holders of at least 25% in principal amount of the outstanding Notes by notice to the Company and the Trustee, may, and the Trustee at the request of such holders shall, declare the principal of, premium, if any, and accrued and unpaid interest, if any, on all the Notes to be due and payable. Upon such a declaration, such principal, premium and accrued and unpaid interest will be due and payable immediately. In the event of a declaration of acceleration of the Notes because an Event of Default described in clause (6) under “—Events of Default” has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically annulled if the event of default or payment default triggering such Event of Default pursuant to clause (6) shall be remedied or cured by the Company or a Restricted Subsidiary of the Company or waived by the holders of the relevant Indebtedness within 20 days after the declaration of acceleration with respect thereto and if (1) the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, except nonpayment of principal, premium or interest on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived. If an Event of Default described in clause (7) above occurs and is continuing, the principal of, premium, if any, and accrued and unpaid interest on all the Notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders. The holders of a majority in principal amount of the outstanding Notes may waive all past defaults (except with respect to nonpayment of principal, premium or interest) and rescind any such acceleration with respect to the Notes and its consequences if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived.

Subject to the provisions of the Indenture relating to the duties of the Trustee, if an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder may pursue any remedy with respect to the Indenture or the Notes unless:

(1) such holder has previously given the Trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;

(3) such holders have offered the Trustee security or indemnity satisfactory to it against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) the holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Indenture provides that in the event an Event of Default has occurred and is continuing, the Trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The Indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each holder notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of, premium, if any, or interest on any Note, the Trustee may withhold notice if and so long as the Trustee in good faith determines that withholding notice is in the interests of the holders. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company also is required to deliver to the Trustee, within 15 days after the occurrence thereof, written notice of any events which would constitute certain Defaults, their status and what action the Company is taking or proposes to take in respect thereof.

In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Issuers with the intention of avoiding payment of the premium that the Issuers would have had to pay if the Issuers then had elected to redeem the Notes pursuant to the optional redemption provisions of the Indenture or was required to repurchase the Notes, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes. If an Event of Default occurs prior to December 1, 2014 by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Issuers with the intention of avoiding the prohibition on redemption of the Notes prior to December 1, 2014, the premium that would otherwise be payable on December 1, 2014 in respect of an optional redemption shall also become immediately due and payable to the extent permitted by law upon the acceleration of the Notes.

Amendments and Waivers

Subject to certain exceptions, the Indenture and the Notes may be amended or supplemented with the consent of the holders of a majority in principal amount of the Notes then outstanding (including without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes) and, subject to certain exceptions, any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes). However, without the consent of each holder of an outstanding Note affected, no amendment may, among other things:

(1) reduce the principal amount of Notes whose holders must consent to an amendment;

(2) reduce the stated rate of or extend the stated time for payment of interest on any Note;

(3) reduce the principal of or extend the Stated Maturity of any Note;

(4) reduce the premium payable upon the redemption or repurchase of any Note or change the time at which any Note may be redeemed or repurchased as described above under “—Optional Redemption”, “—Change of Control”, “—Asset Sales” or any similar provision, whether through an amendment or waiver of provisions in the covenants, definitions or otherwise;

(5) make any Note payable in money other than that stated in the Note;

(6) impair the right of any holder to receive payment of, premium, if any, principal of and interest on such holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Notes; or

(7) make any change in the amendment provisions which require each holder’s consent or in the waiver provisions.

Notwithstanding the foregoing, without the consent of any holder, the Issuers and the Trustee may amend the Indenture and the Notes to:

(1) cure any ambiguity, omission, defect or inconsistency;

(2) provide for the assumption by a successor corporation, partnership, trust or limited liability company of the obligations of the Issuers under the Indenture;

(3) provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f) (2) (B) of the Code);

(4) add Guarantees with respect to the Notes;

(5) secure the Notes;

(6) add to the covenants of the Issuers for the benefit of the holders or surrender any right or power conferred upon the Issuers;

(7) make any change that does not materially adversely affect the rights of any holder;

(8) comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act;

(9) provide for the issuance of exchange securities which shall have terms substantially identical in all respects to the Notes (except that the transfer restrictions contained in the Notes shall be modified or eliminated as appropriate) and which shall be treated, together with any outstanding Notes, as a single class of securities; or

(10) conform the text of the Indenture or the Notes to any provision under the heading “Description of notes” in the offering memorandum for the private notes, to the extent that such provision in such offering memorandum is intended to be a recitation of a provision of the Indenture or the Notes.

The consent of the holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. A consent to any amendment or waiver under the Indenture by any holder of Notes given in connection with a tender of such holder’s Notes will not be rendered invalid by such tender. After an amendment under the Indenture becomes effective, the Issuers are required to mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect in the notice, will not impair or affect the validity of the amendment.

Defeasance

By means of a legal defeasance, the Issuers at any time may terminate all their obligations under the Notes and the Indenture (“legal defeasance option”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes.

By means of a covenant defeasance, the Issuers at any time may terminate their obligations under certain circumstances, including their obligations under certain of the covenants described under “—Certain Covenants”, the operation of certain cross-default provisions, including upon a payment default, cross acceleration provisions, the bankruptcy provisions with respect to Significant Subsidiaries, the judgment default provision described under “—Events of default” above and certain other limitations (“covenant defeasance option”).

The Issuers may exercise their legal defeasance option notwithstanding their prior exercise of their covenant defeasance option. If the Issuers exercise their legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect to the Notes. If the Issuers exercise their covenant defeasance option, payment of the Notes may not be accelerated as a result of certain Events of Default including those specified in clause (3), (4), (5), (6), (7), (with respect only to Significant Subsidiaries in certain circumstances) of such section or (8) under “—Events of Default” above or because of the failure of the Company to comply with clause (3) and (4) under “—Certain Covenants—Merger, Consolidation or Sale of Assets” above.

In order to exercise either defeasance option, the Issuers must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations sufficient in the opinion of an independent firm of certified public accountants for the payment of principal, premium, if any, and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel (subject to customary exceptions and exclusions) to the effect that holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law.

No Personal Liability of Directors, Officers, Employees, Partners and Stockholders

No director, officer, employee, incorporator, partner or stockholder of the Company or Star Gas Finance Company, as such, shall have any liability for any obligations of the Issuers under the Notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Concerning the Trustee

Union Bank, N.A. is the Trustee under the Indenture and has been appointed by the Issuers as Registrar and Paying Agent with regard to the Notes.

If the Trustee becomes a creditor of an Issuer, the Indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days.

The holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur and be continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of notes, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

The Indenture provides that it and the Notes will be governed by, and construed in accordance with, the laws of the State of New York without regard to conflicts of law principles thereof.

Certain Definitions

“Acquired Indebtedness” means Indebtedness (i) of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary or (ii) assumed in connection with the acquisition of assets from such Person, in each case whether or not Incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of the Company or such acquisition. Acquired Indebtedness shall be deemed to have been Incurred, with respect to clause (i) of the preceding sentence, on the date such Person becomes a Restricted Subsidiary and, with respect to clause (ii) of the preceding sentence, on the date of consummation of such acquisition of assets.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing; provided that beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control.

“Applicable Premium” means, with respect to any Note on any applicable redemption date, the excess, if any, of (a) the present value at such redemption date of (i) the redemption price of such Note at December 1, 2014 (such redemption price being set forth in the table appearing under “—Optional Redemption” above) plus (ii) all required interest payments (excluding accrued and unpaid interest to such redemption date) due on such Note through December 1, 2014 computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points over (b) the principal amount of such Note.

“Asset Acquisition” means the following (in all cases, including assets acquired through a Flow-Through Acquisition):

(1) an Investment by the Company or any Restricted Subsidiary in any other Person pursuant to which the Person shall become a Restricted Subsidiary, or shall be merged with or into the Company or any Restricted Subsidiary;

(2) the acquisition by the Company or any Restricted Subsidiary of the assets of any Person, other than a Restricted Subsidiary, which constitute all or substantially all of the assets of such Person; or

(3) the acquisition by the Company or any Restricted Subsidiary of any division or line of business of any Person, other than a Restricted Subsidiary.

“Asset Sale” means either of the following, whether in a single transaction or a series of related transactions:

(1) the sale, lease, conveyance or other disposition of any assets other than sales, leases or transfers of assets in the ordinary course of business (including but not limited to the sales of inventory in the ordinary course of business and the sale of receivables and accounts pursuant to a Credit Facility); or

(2) the issuance or sale of Capital Stock of any direct Subsidiary.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1) any sale, lease or transfer of assets or Capital Stock by the Company or any of its Restricted Subsidiaries to the Company or a Restricted Subsidiary;

(2) any sale or transfer of assets or Capital Stock by the Company or any of its Restricted Subsidiaries to any entity in exchange for other assets used in a related business and/or cash (provided that such cash portion must be applied in accordance with the provisions of the Asset Sales covenant) and having a fair market value, as determined in good faith by the Board of Directors, reasonably equivalent to the fair market value of the assets so transferred;

(3) any sale, lease or transfer of assets in accordance with Permitted Investments;

(4) the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company will be governed by the provisions described under “—Change of Control” and/or the provisions described under “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not the Asset Sales covenant;

(5) the transfer or disposition of assets that are permitted Restricted Payments; and

(6) any sale, lease or transfer of assets pursuant to a Sale and Leaseback Transaction otherwise permitted by the Indenture.

“Attributable Debt” means, with respect to any Sale and Leaseback Transactions not involving a Capital Lease, as of any date of determination, the total obligation, discounted to present value at the rate of interest implicit in the lease included in the transaction, of the lessee for rental payments during the remaining portion of the term of the lease, including extensions which are at the sole option of the lessor, of the lease included in the transaction. For purposes of this definition, the rental payments shall not include amounts required to be paid on account of property taxes, maintenance, repairs, insurance, assessments, utilities, operating and labor costs and other items which do not constitute payments for property rights. In the case of any lease which is terminable by the lessee upon the payment of a penalty, the rental obligation shall also include the amount of the penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.

“Available Cash” as to any quarter means:

(1) the sum of:

(a) all cash receipts of the Company during such quarter from all sources (including, without limitation, distributions of cash received from Subsidiaries and cash proceeds from Interim Capital Transactions, but excluding cash proceeds from Termination Capital Transactions); and

(b) any reduction with respect to such quarter in a cash reserve previously established pursuant to clause (2)(b) below (either by reversal or utilization) from the level of such reserve at the end of the prior quarter;

(2) less the sum of:

(a) all cash disbursements of the Company during such quarter, including, without limitation, disbursements for operating expenses, taxes, if any, debt service (including, without limitation, the payment of principal, premium and interest), redemption of Capital Stock of the Company, capital expenditures, contributions, if any, to any Subsidiaries and cash distributions to partners of the Company (but only to the extent that such cash distributions to partners exceed Available Cash for the immediately preceding quarter); and

(b) any cash reserves established with respect to such quarter, and any increase with respect to such quarter in a cash reserve previously established pursuant to this clause (2)(b) from the level of such reserve at the end of the prior quarter, in such amounts as the Board of Directors determines in its reasonable discretion to be necessary or appropriate (i) to provide for the proper conduct of the business of the Company (including, without limitation, reserves for future capital expenditures), (ii) to provide funds for distributions with respect to Capital Stock of the Company in respect of any one or more of the next four quarters or (iii) because the distribution of such amounts would be prohibited by applicable law or by any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which the Company is a party or by which it is bound or its assets are subject;

(3) plus the lesser of:

(a) an amount as calculated in accordance with clauses (1) and (2) above for the Company or its Restricted Subsidiaries for the first 45 days of the quarter during which such Restricted Payment is made (rather than the quarter for which clauses (1) and (2) were calculated); and

(b) an amount of working capital Indebtedness that the Company or its Restricted Subsidiaries could have Incurred on or before the 45th day after the last day of the quarter used to calculate clauses (1) and (2) above;

provided, however, that Available Cash attributable to any Restricted Subsidiary pursuant to this sub-paragraph (3)(b) will be excluded to the extent dividends or distributions of Available Cash by the Restricted Subsidiary are not at the date of determination permitted by the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or other regulation.

Notwithstanding the foregoing, “Available Cash” shall not include any cash receipts or reductions in reserves or take into account any disbursements made or reserves established in each case after the date of liquidation of the Company. Taxes paid by the Company on behalf of, or amounts withheld with respect to, all or less than all of the partners shall not be considered cash disbursements of the Company that reduce Available Cash, but the payment or withholding thereof shall be deemed to be a distribution of Available Cash to the partners. Alternatively, in the discretion of the Board of Directors, such taxes (if pertaining to all partners) may be considered to be cash disbursements of the Company which reduce Available Cash, but the payment or withholding thereof shall not be deemed to be a distribution of Available Cash to such partners.

“Board of Directors” means, as to any Person, the board of directors of such Person or any duly authorized committee thereof; provided that so long as the Company is a limited partnership, as to the Company, “Board of Directors” means the board of directors of Kestrel Heat LLC, its general partner, or any duly authorized committee thereof.

“Borrowing Base” means, as of any date of determination, an amount equal to the sum, without duplication, of (1) 85% of the net book value of all of the Company’s and its Restricted Subsidiaries’ accounts receivable at such date and (2) 75% of the net book value of the Company’s and its Restricted Subsidiaries’ inventories at such date. Net book value shall be determined in accordance with GAAP and shall be reflected on the most recent available consolidated balance sheet of the Company (it being understood that the accounts receivable and inventories of an acquired business may be included if such acquisition has been completed on or prior to the date of the determination).

“Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York are authorized or required by law to close.

“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participation or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

“Change of Control” means:

(1) any transaction or series of related transactions pursuant to which any “person” or “group” or “groups” of related persons (as defined in the Exchange Act) other than the Permitted Holders, becoming beneficial owners, in the aggregate, directly or indirectly, of 50% or more of the Voting Stock of the general partner of the Company (or the successor by merger, consolidation or purchase of substantially all of the assets of the general partner) and the Permitted Holders beneficially owning at any time, in the aggregate, a lesser percentage of the Voting Stock of the general partner of the Company (or the successor by merger, consolidation or purchase of substantially all of the assets of the general partner) than such other person or group;

(2) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole to any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) other than a Permitted Holder;

(3) the adoption of a plan or proposal for the liquidation or dissolution of the Company or the general partner of the Company; or

(4) Kestrel Heat LLC or any affiliated entity shall fail to own beneficially 100% of the general partnership interest in the Company.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock” means with respect to any Person, any and all shares, units, interests or other participations in, and other equivalents (however designated and whether voting or nonvoting) of such Person’s securities whether or not outstanding as of November 16, 2010, and includes, without limitation, all series and classes of such common stock, and, in the case of the Company, means the units representing limited partner interests of the Company whether or not outstanding as of November 16, 2010.

“Consolidated Cash Flow Available for Fixed Charges” means, with respect to the Company and its Restricted Subsidiaries, for any period, the sum of, without duplication, the amounts for the period, taken as single accounting, of:

(1) Consolidated Net Income;

(2) Consolidated Non-Cash Charges;

(3) Consolidated Interest Expense; and

(4) Consolidated Income Tax Expense.

“Consolidated Fixed Charge Coverage Ratio” means, with respect to the Company and its Restricted Subsidiaries, the ratio of (x) the aggregate amount of Consolidated Cash Flow Available for Fixed Charges of the Person for the four full fiscal quarters immediately preceding the date of the transaction (the “Transaction Date”) giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (the “Four Quarter Period”), to (y) the aggregate amount of Consolidated Fixed Charges of the Person for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, “Consolidated Cash Flow Available for Fixed Charges” and “Consolidated Fixed Charges” shall be calculated after giving effect on a pro forma basis for the period of the calculation to, without duplication:

(1) the Incurrence or repayment of any Indebtedness, excluding revolving credit borrowings and repayments of revolving credit borrowings (other than any revolving credit borrowings the proceeds of which are used for Asset Acquisitions or Growth Related Capital Expenditures of the Company or any of its Restricted Subsidiaries and in the case of any Incurrence, the application of the net proceeds thereof) during the period commencing on the first day of the Four Quarter Period to and including the Transaction Date (the “Reference Period”), including, without limitation, the Incurrence of the Indebtedness giving rise to the need to make the calculation (and the application of the net proceeds thereof), as if the Incurrence (and application) or repayment occurred on the first day of the Reference Period; and

(2) any Asset Sales or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make the calculation as a result of the Company or one of its Restricted Subsidiaries, including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition, Incurring, assuming or otherwise being liable for Acquired Indebtedness) occurring during the Reference Period, as if the Asset Sale or Asset Acquisition occurred on the first day of the Reference Period; provided, however, that:

(a) Consolidated Fixed Charges will be reduced by amounts attributable to businesses or assets that are so disposed of or discontinued only to the extent that the obligations giving rise to such Consolidated Fixed Charges would no longer be obligations contributing to the Consolidated Fixed Charges subsequent to the date of determination of the Consolidated Fixed Charge Coverage Ratio;

(b) Consolidated Cash Flow Available for Fixed Charges generated by an acquired business or asset shall be determined by the actual gross profit, which is equal to revenues minus cost of goods sold, of the acquired business or asset during the immediately available preceding four full fiscal quarters occurring in the Reference Period, minus the pro forma expenses that would have been Incurred by the Company and its Restricted Subsidiaries in the operation of the acquired business or asset during the period computed on the basis of personnel expenses for employees retained or to be retained by the Company and its Restricted Subsidiaries in the operation of the acquired business or asset and non-personnel costs and expenses Incurred by or to be Incurred by the Company and its Restricted Subsidiaries based upon the operation of the Company’s business, all as determined in good faith by the Board of Directors; and

(c) Consolidated Cash Flow Available for Fixed Charges shall not include the impact of any non-recurring cash charges Incurred in connection with a restructuring, reorganization or other similar transaction, as determined in good faith by the Board of Directors.

Furthermore, in calculating “Consolidated Fixed Charges” for purposes of determining the “Consolidated Fixed Charge Coverage Ratio”:

(1) interest on outstanding Indebtedness, other than Indebtedness referred to in paragraph (2) below, determined on a fluctuating basis as of the last day of the Four Quarter Period and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on that date;

(2) only actual interest payments associated with Indebtedness Incurred in accordance with clause (4) of the definition of Permitted Indebtedness and all Permitted Refinancing Indebtedness in respect thereof, during the Four Quarter Period shall be included in the calculation; and

(3) if interest on any Indebtedness actually Incurred on the date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the last day of the Four Quarter Period will be deemed to have been in effect during the period.

“Consolidated Fixed Charges” means, with respect to the Company and its Restricted Subsidiaries for any period, the sum of, without duplication:

(1) the amounts for such period of Consolidated Interest Expense; and

(2) the product of:

(a) the aggregate amount of dividends and other distributions paid or accrued during the period in respect of Preferred Stock and Redeemable Capital Stock of the Company and its Restricted Subsidiaries on a consolidated basis; and

(b) a fraction, the numerator of which is one and the denominator of which is one less the then applicable current combined federal, state and local statutory tax rate, expressed as a percentage.

“Consolidated Income Tax Expense” means, with respect to the Company and its Restricted Subsidiaries for any period, the provision for federal, state, local and foreign income taxes of the Company and its Restricted Subsidiaries for the period as determined on a consolidated basis in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to the Company and its Restricted Subsidiaries, for any period, without duplication, the sum of:

(1) the interest expense of the Company and its Restricted Subsidiaries for the period as determined on a consolidated basis in accordance with GAAP, net of interest income in an amount not to exceed $5 million;

(2) any amortization of debt discount;

(3) the net cost under Interest Rate Agreements;

(4) the interest portion of any deferred payment obligation;

(5) all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing;

(6) all accrued interest for all instruments evidencing Indebtedness; and

(7) the interest component of Capital Leases paid or accrued or scheduled to be paid or accrued by the Company and its Restricted Subsidiaries during the period as determined on a consolidated basis in accordance with GAAP.

“Consolidated Net Income” means the net income (loss) of the Company and its Restricted Subsidiaries, as determined on a consolidated basis in accordance with GAAP and as adjusted to exclude:

(1) net after-tax extraordinary gains or losses;

(2) net after-tax gains or losses attributable to Asset Sales;

(3) the net income or loss of any Person which is not a Restricted Subsidiary and which is accounted for by the equity method of accounting; provided that Consolidated Net Income shall include the amount of dividends or distributions actually paid to the Company or any Restricted Subsidiary;

(4) the net income or loss prior to the date of acquisition of any Person combined with the Company or any Restricted Subsidiary in a pooling of interest;

(5) the net income of any Restricted Subsidiary to the extent that dividends or distributions of that net income are not at the date of determination permitted by the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or other regulation; and

(6) the cumulative effect of any changes in accounting principles.

“Consolidated Non-Cash Charges” means, with respect to the Company and its Restricted Subsidiaries for any period, the aggregate of (1) depreciation, (2) amortization, (3) non-cash employee compensation expenses of the Company or its Restricted Subsidiaries for such period, and (4) any other non-cash charges, in each case which reduces the Consolidated Net Income of the Company and its Restricted Subsidiaries for the period, as determined on a consolidated basis in accordance with GAAP, and excluding any such non-cash charge or expense to the extent it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period, and also excluding the non-cash impact of Statement of Financial Accounting Standards No. 133.

“Credit Facilities” means, one or more debt facilities or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Flow-Through Acquisition” means an acquisition by the general partner from a Person that is not an Affiliate of the general partner or the Company, of property (real or personal), assets or equipment (whether through the direct purchase of assets or the Capital Stock of the Person owning such assets) in a Related Business, which is promptly sold, transferred or contributed on no less favorable terms by the general partner to the Company or one of its Restricted Subsidiaries.

“GAAP” means generally accepted accounting principles in the United States of America as in effect on November 16, 2010, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the Indenture will be computed in conformity with GAAP.

“Growth Related Capital Expenditures” means, with respect to any Person, all capital expenditures by such Person made to improve or enhance the existing capital assets or to increase the customer base of such Person or to acquire or construct new capital assets (but excluding capital expenditures made to maintain, up to the level thereof that existed at the time of such expenditure, the operating capacity of the capital assets of such Person as such assets existed at the time of such expenditure).

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

(2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “Guarantee” will not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Incur” means issue, create, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary; and the terms “Incurred” and “Incurrence” have meanings correlative to the foregoing.

“Indebtedness” means, as applied to any Person, without duplication:

(1)(a) any indebtedness for borrowed money and (b) all obligations evidenced by any (i) bond, note, debenture or other similar instrument or (ii) letter of credit, or reimbursement agreements in respect thereof, but only for any drawings that are not reimbursed within five Business Days after the date of such drawings, which in each case the Person has, directly or indirectly, created or Incurred;

(2) any indebtedness for borrowed money and all obligations evidenced by any bond, note, debenture or other similar instrument secured by any lien in respect of property owned by the Person, whether or not the Person has assumed or become liable for the payment of the indebtedness; provided that the amount of the indebtedness, if the Person has not assumed the same or become liable therefor, shall in no event be deemed to be greater than the fair market value from time to time, as determined in good faith by the Person, of the property subject to the lien;

(3) any indebtedness, whether or not for borrowed money with respect to which the Person has become directly or indirectly liable and which represents the deferred purchase price, or a portion thereof, or has been Incurred to finance the purchase price, or a portion thereof, of any property or business acquired by, or service performed on behalf of, the Person, whether by purchase, consolidation, merger or otherwise;

(4) the principal component of any obligations under Capital Leases to the extent the obligations would, in accordance with GAAP, appear on the balance sheet of the Person;

(5) all Attributable Debt of the Person in respect of Sale and Leaseback Transactions not involving a Capital Lease;

(6) any indebtedness of any other Person of the character referred to in the foregoing clauses (1) through (5) of this definition with respect to which the Person whose indebtedness is being determined has become liable by way of a Guarantee; and

(7) all Redeemable Capital Stock of the Person valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued dividends.

For purposes hereof, the “maximum fixed repurchase price” of any Redeemable Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of the Redeemable Capital Stock as if it were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture and if the price is based upon, or measured by, the fair market value of the Redeemable Capital Stock, the fair market value shall be determined in good faith by the board of directors of the issuer of the Redeemable Capital Stock. For purposes hereof, the term “Indebtedness” shall not include (x) accrual of interest, the accretion of accreted value and the payment of interest or any other similar Incurrence by the Company or its Restricted Subsidiaries related to Indebtedness otherwise permitted in the Indenture or (y) any trade payables or accrued expenses arising in the ordinary course of business.

“Interest Rate Agreement” means, with respect to any Person, any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary.

“Interim Capital Transactions” means (1) borrowings, refinancings or refundings of Indebtedness and sales of debt securities (other than for working capital purposes and other than for items purchased on open account in the ordinary course of business) by the Company, (2) sales of Capital Stock of the Company by the Company and (3) sales or other voluntary or involuntary dispositions of any assets of the Company (other than (x) sales or other dispositions of inventory in the ordinary course of business, (y) sales or other dispositions of other current assets excluding receivables and accounts and (z) sales or other dispositions of assets as a part of normal retirements or replacements), in each case prior to the commencement of the dissolution and liquidation of the Company.

“Investment” means as applied to any Person:

(1) any direct or indirect purchase or other acquisition by the Person of stock or other securities of any other Person; or

(2) any direct or indirect loan, advance or capital contribution by the Person to any other Person and any other item which would be classified as an “investment” on a balance sheet of the Person prepared in accordance with GAAP, including without limitation any direct or indirect contribution by the Person of property or assets to a joint venture, partnership or other business entity in which the Person retains an interest, it being understood that a direct or indirect purchase or other acquisition by the Person of assets of any other Person, other than stock or other securities, shall not constitute an “Investment” for purposes of the Indenture.

The amount classified as Investments made during any period shall be the aggregate cost to the Company and its Restricted Subsidiaries of all the Investments made during the period, determined in accordance with GAAP, but without regard to unrealized increases or decreases in value, or write-ups, write-downs or write-offs, of the Investments and without regard to the existence of any undistributed earnings or accrued interest with respect thereto accrued after the respective dates on which the Investments were made, less any net return of capital realized during the period upon the sale, repayment or other liquidation of the Investments, determined in accordance with GAAP, but without regard to any amounts received during the period as earnings (in the form of dividends not constituting a return of capital, interest or otherwise) on the Investments or as loans from any Person in whom the Investments have been made.

“Issuers” means Star Gas Partners, L.P. and Star Gas Finance Company.

“Net Proceeds” means, with respect to any Asset Sale or sale of Capital Stock, the proceeds therefrom in the form of cash or cash equivalents including payments in respect of deferred payment obligations when received in the form of cash or cash equivalents, except to the extent that the deferred payment obligations are financed or sold with recourse to the Company or any of its Restricted Subsidiaries, net of:

(1) brokerage commissions and other fees and expenses related to the Asset Sale, including, without limitation, fees and expenses of legal counsel and accountants and fees, expenses, discounts or commissions of underwriters, placement agents and investment bankers;

(2) provisions for all taxes payable as a result of the Asset Sale;

(3) amounts required to be paid to any Person, other than the Company or any Restricted Subsidiary, owning a beneficial interest in the assets subject to the Asset Sale;

(4) appropriate amounts established by the Company or any Restricted Subsidiary, as the case may be, as a reserve required in accordance with GAAP against any liabilities associated with the Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after the Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with the Asset Sale; and

(5) amounts applied to the repayment of Indebtedness in connection with the asset or assets sold in the Asset Sale, including any transaction costs and expenses associated therewith and any make-whole or other premium owed in connection with such repayment.

“Officer” means the Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, any Vice President, the Treasurer or the Secretary of the Issuers or, so long as the Company is a limited partnership, of the Company’s general partner.

“Officers’ Certificate” means a certificate signed by two Officers or by an Officer and either an Assistant Treasurer or an Assistant Secretary of the Issuers or, so long as the Company is a limited partnership, of the Company’s general partner.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

“Permitted Holders” means Kestrel Energy Partners, LLC or any Person controlled by it.

“Permitted Investments” means any of the following:

(1) Investments made or owned by the Company or any Restricted Subsidiary in:

(a) marketable obligations issued or unconditionally guaranteed by the United States, or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing one year or less from the date of acquisition thereof;

(b) marketable direct obligations issued by any state of the United States or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and having as at such date the highest rating obtainable from either Standard & Poor’s Ratings Group (“S&P”) and its successors or Moody’s Investors Service, Inc. (“Moody’s”) and its successors;

(c) commercial paper maturing no more than 270 days from the date of creation thereof and having as at the date of acquisition thereof one of the two highest ratings obtainable from either S&P or Moody’s;

(d) certificates of deposit maturing one year or less from the date of acquisition thereof issued by commercial banks incorporated under the laws of the United States or any state thereof or the District of Columbia or Canada; the commercial paper or other short term unsecured debt obligations of which are as at such date rated either “A-2” or better (or comparably if the rating system is changed) by S&P or “Prime-2” or better (or comparably if the rating system is changed) by Moody’s; the long-term debt obligations of which are, as at such date, rated either “A” or better (or comparably if the rating system is changed) by either S&P or Moody’s (“Permitted Banks”);

(e) eurodollar time deposits having a maturity of less than 270 days from the date of acquisition thereof purchased directly from any Permitted Bank;

(f) bankers’ acceptances eligible for rediscount under requirements of the Board of Governors of the Federal Reserve System and accepted by Permitted Banks;

(g) obligations of the type described in clauses (a) through (e) above purchased from a securities dealer designated as a “primary dealer” by the Federal Reserve Bank of New York or from a Permitted Bank as counterparty to a written repurchase agreement obligating such counterparty to repurchase such obligations not later than 14 days after the purchase thereof and which provides that the obligations which are the subject thereof are held for the benefit of the Company or a Restricted Subsidiary by a custodian which is a Permitted Bank and which is not a counterparty to the repurchase agreement in question; and

(h) securities issued by money market mutual funds which (i) comply with the criteria set forth in Rule 2a-7 under the Investment Company Act of 1940, as amended, (ii) are rated “AAA” by S&P and “Aaa” by Moody’s and (iii) have portfolio assets in excess of $500 million.

(2) the acquisition by the Company or any Restricted Subsidiary of Capital Stock or other ownership interests, whether in a single transaction or in a series of related transactions, of a Person located in the United States and engaged in a Related Business such that, upon the completion of such transaction or series of transactions, the Person becomes a Restricted Subsidiary;

(3) the making or ownership by the Company or any Restricted Subsidiary of Investments (in addition to any other Permitted Investments) in any Person incorporated or otherwise formed pursuant to the laws of the United States or any state thereof; provided that the aggregate amount of all such Investments made by the Company and its Restricted Subsidiaries following November 16, 2010 and outstanding pursuant to this third clause shall not at any date of determination exceed $20 million;

(4) the making or ownership by the Company or any Restricted Subsidiary of Investments:

(a) arising out of loans and advances to employees Incurred in the ordinary course of business;

(b) arising out of extensions of trade credit or advances to third parties in the ordinary course of business; or

(c) acquired by reason of the exercise of customary creditors’ rights upon default or pursuant to the bankruptcy, insolvency or reorganization of a debtor;

(5) the creation or Incurrence of liability by the Company or any Restricted Subsidiary, with respect to any Guarantee constituting an obligation, warranty or indemnity, not guaranteeing Indebtedness of any Person, which is undertaken or made in the ordinary course of business;

(6) the making by any Restricted Subsidiary of Investments in the Company or another Restricted Subsidiary and the making by the Company of Investments in any Restricted Subsidiary;

(7) Investments in any Person pursuant to joint venture arrangements, in an aggregate amount not to exceed $10 million outstanding at any one time; provided that such Person is engaged in a Related Business; and

(8) Investment with respect to any hedging arrangement which provides for the right or obligation to purchase, sell or deliver any currency, commodity or security at a future date for a specified price entered into to protect a Person from fluctuations in prices or rates, including currencies, interest rates, commodity prices, and securities prices, including without limitation indebtedness under any interest rate, energy commodity derivative or commodity price swap agreement, interest rate cap agreement, interest rate collar agreement or any forward sales arrangements, calls, options, swaps, or other similar transactions or any combination thereof.

“Permitted Liens” means any of the following:

(1) liens for taxes, assessments or other governmental charges, the payment of which is not yet due or the payment of which is being contested in good faith by appropriate proceedings promptly initiated and diligently conducted and as to which reserves or other appropriate provision, if any, as shall be required by GAAP, shall have been made therefor and be adequate in the good faith judgment of the obligor;

(2) liens of lessors, landlords and carriers, vendors, warehousemen, mechanics, materialmen, repairmen and other like liens incurred in the ordinary course of business for sums not yet due or the payment of which is being contested in good faith by appropriate proceedings promptly initiated and diligently conducted and as to which reserves or other appropriate provisions, if any, as shall be required by GAAP, shall have been made therefor and be adequate in the good faith judgment of the obligor, in each case:

(a) not Incurred or made in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of property; or

(b) Incurred in the ordinary course of business securing the unpaid purchase price of property or services constituting current accounts payable;

(3) liens, other than any lien imposed by the Employee Retirement Income Security Act of 1974, as may be amended from time to time, Incurred or deposits made in the ordinary course of business:

(a) in connection with workers’ compensation, unemployment insurance and other types of social security; or

(b) to secure or to obtain letters of credit that secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, performance bonds, purchase, construction or sales contracts and other similar obligations, in each case not Incurred or made in connection with the borrowing of money;

(4) other deposits made or letters of credits issued to secure liability to insurance carriers under insurance or self-insurance arrangements;

(5) liens securing reimbursement obligations under letters of credit, provided in each case that such liens cover only the title documents and related goods and any proceeds thereof covered by the related letter of credit;

(6) any attachment or judgment lien, unless the judgment it secures shall not, within 60 days after notice of the entry thereof, have been discharged or execution thereof stayed pending appeal or review, or shall not have been discharged within 60 days after expiration of any such stay;

(7) leases or subleases granted to others, easements, rights-of-way, restrictions and other similar charges or encumbrances, which, in each case either are granted, entered into or created in the ordinary course of the business of the Company or any Restricted Subsidiary or do not materially impair the value or intended use of the property covered thereby;

(8) liens on property or assets of any Restricted Subsidiary securing Indebtedness of the Restricted Subsidiary owing to the Company or a Restricted Subsidiary;

(9) liens on assets of the Company or any Restricted Subsidiary existing on November 16, 2010;

(10) liens on personal property leased under leases entered into by the Company or its Restricted Subsidiaries which are accounted for as operating leases in accordance with GAAP;

(11) liens securing Indebtedness incurred in accordance with clauses (8) and (13) of the definition of Permitted Indebtedness;

(12) liens (i) existing on any property of any Person at the time it becomes a Subsidiary of the Company, or existing at the time of acquisition upon any property acquired by the Company or any Subsidiary through purchase, merger or consolidation or otherwise, whether or not assumed by the Company or the Subsidiary, or (ii) created to secure Indebtedness incurred or assumed to finance the acquisition, construction, improvement or repair of property, including additions by way of acquisition of businesses and related assets (a “Purchase Money Lien”), including, without limitation, Capital Stock and other securities acquired by the Company or a Restricted Subsidiary; provided that:

(a) the lien shall be confined solely to the item or items of the acquired or improved property and, if required by the terms of the instrument originally creating the lien, other property which is an improvement to or is acquired for use specifically in connection with the acquired property;

(b) in the case of a Purchase Money Lien, the principal amount of the Indebtedness secured by the Purchase Money Lien shall at no time exceed an amount equal to the lesser of:

(i) the cost to the Company and the Restricted Subsidiaries of the property; and

(ii) the fair market value of the property at the time of the acquisition thereof as determined in good faith by the Board of Directors;

(c) the Purchase Money Lien shall be created not later than 360 days after the acquisition or improvement of the property; and

(d) the lien, other than a Purchase Money Lien, shall not have been created or assumed in contemplation of the Person’s becoming a Subsidiary of the Company or the acquisition of property by the Company or any Subsidiary;

(13) easements, exceptions or reservations in any property of the Company or any Restricted Subsidiary granted or reserved for the purpose of pipelines, roads, the removal of oil, gas, coal or other minerals, and other like purposes, or for the joint or common use of real property, facilities and equipment, which are incidental to, and do not materially interfere with, the ordinary conduct of the business of the Company or any Restricted Subsidiary; and

(14) any lien renewing, extending or replacing any lien permitted by clauses (9), (11) and (12) above; provided that, the principal amount of the Indebtedness secured by any such lien shall not exceed the principal amount of the Indebtedness outstanding immediately prior to the renewal or extension of the lien, and no assets encumbered by the lien other than the assets encumbered immediately prior to the renewal or extension shall be encumbered thereby. The foregoing provisions of this clause (14) shall not be interpreted to limit the ability of the Company or any Restricted Subsidiary to Incur additional Indebtedness or grant liens in respect thereof as contemplated in clause (13) of “—Limitation on Indebtedness.”

“Permitted Refinancing Indebtedness” means Indebtedness incurred by the Company or any Restricted Subsidiary to substantially concurrently (excluding any notice period on redemptions) repay, refund, renew, replace, extend or refinance, in whole or in part, any Permitted Indebtedness of the Company or any Restricted Subsidiary or any other Indebtedness incurred by the Company or any Restricted Subsidiary pursuant to the “Limitation on indebtedness” covenant, to the extent:

(1) the principal amount of the Permitted Refinancing Indebtedness does not exceed the principal or accreted amount plus the amount of accrued and unpaid interest of the Indebtedness so repaid, refunded, renewed, replaced, extended or refinanced (plus the amount of all expenses and premiums incurred in connection therewith);

(2) with respect to any repayment, refunding, renewal, replacement, extension or refinancing of Indebtedness, the Permitted Refinancing Indebtedness ranks no more favorably in right of payment with respect to the Notes than the Indebtedness so repaid, refunded, renewed, replaced, extended or refinanced; and

(3) with respect to the repayment, refunding, renewal, replacement, extension or refinancing of our Indebtedness, the Permitted Refinancing Indebtedness has a Weighted Average Life to Stated Maturity and Stated Maturity equal to, or greater than, and has no fixed mandatory redemption or sinking fund requirement in an amount greater than or at a time prior to the amounts set forth in, the Indebtedness so repaid, refunded, renewed, replaced, extended or refinanced;

provided, however, that Permitted Refinancing Indebtedness shall not include Indebtedness incurred by a Restricted Subsidiary to repay, refund, renew, replace, extend or refinance Indebtedness of the Company.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, government or any agency or political subdivision hereof or any other entity.

“Preferred Stock” as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of distributions or dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

“Public Equity Offering” means a public offering or private placement of partnership interests (other than interests that are mandatorily redeemable) of:

(1) any entity that directly or indirectly owns equity interests in the Company, to the extent the net proceeds are contributed to the Company;

(2) any Subsidiary of the Company to the extent the net proceeds are distributed, paid, lent or otherwise transferred to the Company that results in the net proceeds to the Company of at least $10 million; or

(3) the Company.

A private placement of partnership interests will not be deemed a Public Equity Offering unless net proceeds of at least $10 million are received.

A “Public Market” exists at any time with respect to the Common Stock of the Company if:

(1) the Common Stock of the Company is then registered with the SEC pursuant to Section 12(b) or 12(g) of the Exchange Act and traded either on a national securities exchange or in the National Association of Securities Dealers Automated Quotation System; and

(2) at least 15% of the total issued and outstanding Common Stock of the Company has been and remains distributed prior to such time by means of an effective registration statement under the Securities Act of 1933, as amended.

“Redeemable Capital Stock” means any shares of any class or series of Capital Stock (excluding, but not limited to, the Common Stock issued by the Company), that, either by the terms thereof, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is or upon the happening of an event or passage of time would be, required to be redeemed prior to the Stated Maturity of the principal of the Notes or is redeemable at the option of the holder thereof at any time prior to the Stated Maturity of the principal of the Notes, or is convertible into or exchangeable for debt securities at any time prior to the Stated Maturity of the principal of the Notes.

“Registration Rights Agreement” means that certain registration rights agreement entered into in connection with the offering of the Notes by and among the Company and the initial purchasers set forth therein.

“Related Business” means any business which is the same as or related, ancillary or complementary to any of the businesses of the Company on the Issue Date. The term “Related Business” shall include, by way of example and not limitation, the marketing and sale of propane, deregulated natural gas and deregulated electricity and the provision of equipment and services offered by heating oil companies or by any companies offering any such products for sale to customers, including HVAC sales and service, home security systems, bottled water, electrical and plumbing services.

“Related Person” with respect to any Permitted Holder means:

(1) any controlling stockholder or a majority (or more) owned Subsidiary of such Permitted Holder or, in the case of an individual, any spouse or immediate family member of such Permitted Holder, any trust created for the benefit of such individual or such individual’s estate, executor, administrator, committee or beneficiaries; or

(2) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding a majority (or more) controlling interest of which consist of such Permitted Holder and/or such other Persons referred to in the immediately preceding clause (1).

“Restricted Subsidiary” means any Subsidiary of the Company other than an Unrestricted Subsidiary.

“SEC” means the United States Securities and Exchange Commission.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision, but shall not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” of any Person means any corporation, association, partnership, joint venture, limited liability company or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership and joint venture interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (1) such Person, (2) such Person and one or more Subsidiaries of such Person or (3) one or more Subsidiaries of such Person. Unless otherwise specified herein, each reference to a Subsidiary will refer to a Subsidiary of the Company.

“Termination Capital Transactions” means any sale, transfer or other disposition of property of the Company occurring upon or incident to the liquidation and winding up of the Company.

“Unrestricted Subsidiary” means any Person that is designated as such by the Board of Directors; provided that no portion of the Indebtedness of such Person:

(1) is Guaranteed by the Company or any Restricted Subsidiary;

(2) is recourse to or obligates the Company or any Restricted Subsidiary in any way; or

(3) subjects any property or assets of the partnership or any Restricted Subsidiary, directly or indirectly, contingently or otherwise, to the satisfaction thereof.

Notwithstanding the foregoing, the Company or a Restricted Subsidiary may Guarantee or agree to provide funds for the payment or maintenance of, or otherwise become liable with respect to Indebtedness of an Unrestricted Subsidiary, but only to the extent that the Company or a Restricted Subsidiary would be permitted to:

(1) make an Investment in the Unrestricted Subsidiary pursuant to the third clause of the definition of Permitted Investments; and

(2) incur the Indebtedness represented by the Guarantee or agreement pursuant to the first paragraph of “—Certain Covenants—Limitation on Indebtedness”.

The Board of Directors may designate an Unrestricted Subsidiary to be a Restricted Subsidiary; provided that immediately after giving effect to the designation there exists no Default or Event of Default, and if the Unrestricted Subsidiary has, as of the date of the designation, outstanding Indebtedness other than Permitted Indebtedness, the Company could incur at least $1.00 of Indebtedness other than Permitted Indebtedness.

Notwithstanding the foregoing, no Subsidiary may be designated an Unrestricted Subsidiary if the Subsidiary, directly or indirectly, holds Capital Stock of a Restricted Subsidiary.

“Treasury Rate” means, as of any redemption date, the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two Business Days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to December 1, 2014; provided, however, that if the period from the redemption date to December 1, 2014 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to December 1, 2014 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used. The Issuers will (a) calculate the Treasury Rate as of the second Business Day preceding the applicable redemption date and (b) prior to such redemption date file with the Trustee an Officers’ Certificate setting forth the Applicable Premium and the Treasury Rate and showing the calculation of each in reasonable detail.

“U.S. Government Obligations” means securities that are (a) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation of the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such U.S. Government Obligations or a specific payment of principal of or interest on any such U.S. Government Obligations held by such custodian for the account of the holder of such depositary receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligations or the specific payment of principal of or interest on the U.S. Government Obligations evidenced by such depositary receipt.

“Voting Stock” of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled to vote in the election of directors.

“Weighted Average Life to Stated Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) The sum of the products obtained by multiplying:

(a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by

(b) the number of years, calculated to the nearest one-twelfth, that will elapse between the date and the making of the payment, by

(2) The then outstanding principal amount of the Indebtedness;

provided, however, that with respect to any revolving Indebtedness, the foregoing calculation of Weighted Average Life to Stated Maturity shall be determined based upon the total available commitments and the required reductions of commitments in lieu of the outstanding principal amount and the required payments of principal, respectively.

BOOK-ENTRY; DELIVERY AND FORM

The private notes are represented by, and the exchange notes will be represented by, one or more permanent global notes in definitive, fully registered form without interest coupons and will be deposited with the Trustee as custodian for, and registered in the name of a nominee of, DTC.

Ownership of beneficial interests in each global note will be limited to persons who have accounts with DTC, which are called DTC participants, or persons who hold interests through DTC participants. We expect that under procedures established by DTC:

•	upon deposit of each global note with DTC’s custodian, shown on, and transfer of principal amount of the global notes to the accounts of the DTC participants designated by the initial purchasers; and

•

ownership of beneficial interests in each global note will be shown on, and transfer of ownership of those interests will be effected only through, records, maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the global note.

Exchanges among the Global Notes

Transfers involving exchanges of beneficial interests between global notes will be effected in DTC by means of an instruction originated by the applicable Trustee through DTC’s Deposit/Withdraw at Custodian system. Accordingly, in connection with any such transfer, appropriate adjustments will be made to reflect a decrease in the principal amount of a global note and a corresponding increase in the principal amount of another global note. Any beneficial interest in one of the global notes that is transferred to a person who takes delivery in the form of an interest in the other global note will, upon transfer, cease to be an interest in such global note and will become an interest in the other global note and, accordingly, will thereafter be subject to all transfer restrictions and other procedures applicable to beneficial interest in such other global note for so long as it remains such an interest.

Book-Entry Procedures for the Global Notes

All interests in the global notes will be subject to the operations and procedures of DTC. We provide the following summaries of those operations and procedures solely for the convenience of investors. The operations and procedures of each settlement system are controlled by that settlement system and may be changed at any time. Neither we nor the initial purchasers are responsible for those operations or procedures.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York State Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934

DTC was created to hold securities its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

Investors in the global notes who are participants in DTC’s system may hold their interests therein directly through DTC. Investors in the global notes who are not participants may hold their interests therein indirectly through organizations which are participants in such system, including the Euroclear System or Clearstream Banking, S.A. (as indirect participants in DTC). All interests in a global note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems.

So long as DTC’s nominee is the registered owner of a global note, that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global note:

•	will not be entitled to have notes represented by the global note registered in their names;

•	will not receive or be entitled to receive physical, certificated notes; and

•

will not be considered the owners or holders of the notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee under the indenture.

As a result, each investor who owns a beneficial interest in a global note must rely on the procedures of DTC to exercise any rights of a holder of notes under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

Payments of principal, premium (if any) and interest with respect to the notes represented by a global note will be made by the Trustee to DTC’s nominee as the registered holder of the global note. Neither we nor the Trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.

Cross-market transfers between the participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global note to DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream will be effected in the ordinary way under the rules and operating procedures of those systems.

DTC, Euroclear and Clearstream have agreed to the above procedures to facilitate transfers of interests in the global notes among participants in their respective settlement systems. However, DTC, Euroclear and Clearstream are not obligated to perform these procedures and may discontinue or change these procedures at any time. Neither we nor the Trustee will have any responsibility for the performance by DTC. Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

Certificated Notes

Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:

•	DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 90 days;

•	DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days;

•	we, at our option, notify the Trustee that we elect to cause the issuance of certificated notes; or certain other events provided in the indenture should occur.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

TO COMPLY WITH TREASURY DEPARTMENT CIRCULAR 230, YOU ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS EXCHANGE OFFERING MEMORANDUM IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY YOU, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON YOU UNDER THE INTERNAL REVENUE CODE OF 1986, AS AMENDED; (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN AND (C) YOU SHOULD SEEK ADVICE BASED ON YOUR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following general discussion summarizes certain U.S. federal income tax considerations of the exchange of private notes for exchange notes pursuant to the exchange offer and the ownership and disposition of exchange notes, but does not purport to be a complete analysis of all potential tax effects. This discussion is based upon the Internal Revenue Code of 1986 as amended (“Code”), regulations of the Treasury Department, Internal Revenue Service (“IRS”) rulings and pronouncements, and judicial decisions now in effect, all of which are subject to change (possibly on a retroactive basis). We have not and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the exchange of private notes for exchange notes pursuant to the exchange offer or the ownership or disposition of the exchange notes which are different from those discussed below.

This discussion is a summary for general information only and does not consider all aspects of U.S. federal income taxation that may be relevant to the exchange of private notes for exchange notes pursuant to the exchange offer or the ownership and disposition of exchange notes. In addition, this discussion is limited to the U.S. federal income tax consequences to holders who hold the notes as capital assets (generally, property held for investment). It does not describe any tax consequences arising under the tax laws of any state, local or foreign jurisdiction, any estate or gift tax consequences or the U.S. federal income tax consequences to investors subject to special treatment under the U.S. federal income tax laws, such as:

•	dealers in securities or foreign currency;

•	tax-exempt entities;

•	banks and other financial institutions;

•	thrifts;

•	regulated investment companies;

•	real estate investment trusts;

•	traders in securities that have elected the mark-to-market method of accounting for their securities;

•	insurance companies;

•	persons that hold notes as part of a “straddle,” a “hedge” or a “conversion transaction” or other risk reduction transaction;

•	persons liable for alternative minimum tax;

•	expatriates;

•	U.S. holders (defined below) that have a “functional currency” other than the U.S. dollar;

•	pass-through entities (e.g., partnerships) or investors who hold the notes through pass-through entities;

•	passive foreign investment companies; and

•	controlled foreign corporations.

If a partnership, including any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, is a beneficial owner of notes, the treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership that is considering exchanging, owning or disposing of notes, you should consult with your tax advisor.

Consequences of the Exchange

The exchange of the private notes for the exchange notes in the exchange offer will not be treated as an “exchange” for U.S. federal income tax purposes, because the exchange notes will not be considered to differ materially in kind or extent from the private notes. Accordingly, the exchange of private notes for exchange notes will not be a taxable event to holders for U.S. federal income tax purposes. Moreover, the exchange notes will have the same tax attributes as the private notes exchanged therefor and, subject to the discussion below, the same tax consequences to holders as the private notes have to holders, including the same issue price, adjusted tax basis and holding period.

Consequences Relating to the Exchange Notes

In certain circumstances (see “Description of the Exchange Notes—Optional Redemption” and “Description of the Exchange Notes—Change of Control”) we may be obligated to pay amounts in excess of stated interest or principal on the exchange notes. We intend to take the position that the exchange notes should not be treated as contingent payment debt instruments because of the possibility of such additional payments. This position is based in part on assumptions regarding the likelihood, as of the issue date of the private notes, that such additional payments will not have to be paid. Assuming such position is respected, a holder generally would not be required to include any income in respect of the foregoing contingencies unless and until any of such contingencies occurred. Our position is binding on a holder unless the holder explicitly discloses on its U.S. federal income tax return that it is taking a contrary position. Our position is not, however, binding on the IRS, and if the IRS were to challenge this determination, a holder might be required to accrue income on its notes in excess of stated interest, and to treat as ordinary income any income realized on the taxable disposition of an exchange note before the resolution of the contingencies. Holders are urged to consult their own tax advisors regarding the potential application to the exchange notes of the contingent payment debt instrument rules and the consequences thereof. The remainder of the discussion assumes the exchange notes will not be treated as contingent payment debt instruments.

U.S. Holders

As used in this discussion, a “U.S. holder” is a beneficial owner of exchange notes that, for U.S. federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate if its income is subject to U.S. federal income taxation regardless of its source; or

•

a trust if a U.S. court is able to exercise primary supervision over administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust, or a trust that was in existence on August 20, 1996, was treated as a U.S. person prior to such date and has validly elected to continue to be treated as a domestic trust.

Interest

The private notes were not, and the exchange notes will not be, treated as issued with original issue discount for U.S. federal income tax purposes. Stated interest on the exchange notes is generally taxable to you as ordinary income:

•	when it accrues, if you use the accrual method of accounting for U.S. federal income tax purposes; or

•	when you receive it, if you use the cash method of accounting for U.S. federal income tax purposes.

Sale or Other Taxable Disposition

Upon the sale, taxable exchange, redemption, retirement or other taxable disposition of exchange notes, subject to the market discount rules discussed below under “—Market Discount,” you will generally recognize capital gain or loss equal to the difference between:

•

the amount of cash proceeds and the fair market value of any property received on such disposition (less any amount attributable to accrued and unpaid stated interest on the exchange notes that you have not previously included in income, which will generally be taxable as ordinary income); and

•	your adjusted tax basis in the exchange notes.

Your adjusted tax basis in an exchange note generally will equal your adjusted tax basis in the private note exchanged for the exchange note, increased by any accrued market discount included in income and decreased by any bond premium previously amortized. Subject to the treatment of a portion of any gain as ordinary income to the extent of any accrued market discount as described below under “—Market Discount,” any capital gain or loss recognized on the disposition of exchange notes will be long-term capital gain or loss if your holding period with respect to the exchange notes (which includes your holding period for the private notes exchanged for such exchange notes) is more than one year. For certain non-corporate holders, net long-term capital gain is currently subject to tax at a preferential rate. The deductibility of capital losses is subject to limitations.

Market Discount

If a U.S. holder acquired a private note, or acquires an exchange note, at a cost less than its “stated redemption price at maturity,” the amount of such difference is treated as “market discount” for U.S. federal income tax purposes, unless such difference is less than 0.0025 multiplied by the stated redemption price at maturity and multiplied by the number of complete years to maturity (from the date of acquisition by such holder). The stated redemption price at maturity of a note will generally be the note’s principal amount.

Under the market discount rules of the Code, a U.S. holder is required to treat any partial payment of principal on a note with market discount, and any gain on the sale, taxable exchange, retirement or other disposition of such a note, as ordinary income to the extent of the accrued market discount that has not previously been included in income. If such note is disposed of by the U.S. holder in certain otherwise nontaxable transactions, accrued market discount must be included as ordinary income by the U.S. holder as if the holder had sold the note at its then–fair market value.

In general, the amount of market discount that has accrued is determined on a ratable basis. A U.S. holder may, however, elect to determine the amount of accrued market discount on a constant yield to maturity basis. This election is made on a note-by-note basis and is irrevocable.

With respect to notes with market discount, a U.S. holder may not be allowed to deduct immediately a portion of the interest expense on any indebtedness incurred or continued to purchase or to carry the notes. A U.S. holder may elect to include market discount in income currently as it accrues, in which case the interest deferral rule set forth in the preceding sentence will not apply. This election will apply to all debt instruments acquired by the U.S. holder on or after the first day of the first taxable year to which the election applies and is irrevocable without the consent of the IRS. A U.S. holder’s tax basis in a note will be increased by the amount of market discount included in the holder’s income under the election.

Amortizable Bond Premium

If a U.S. holder purchased a private note or acquires an exchange note for an amount in excess of the sum of all amounts payable on the note after the date of acquisition (other than payments of stated interest), the holder will be considered to have purchased such note with “amortizable bond premium” equal in amount to the excess.

Generally, a U.S. holder may elect to amortize the premium as an offset to stated interest income, using a constant yield method similar to that described above, over the remaining term of the note. The exchange notes are subject to call provisions at our option at various times, as described under “Description of the Exchange Notes—Optional Redemption.” A U.S. holder will calculate the amount of amortizable bond premium based on the amount payable at the applicable call date, but only if use of the call date (in lieu of the stated maturity date) results in a smaller amortizable bond premium for the period ending on the call date. A U.S. holder who elects to amortize bond premium must reduce its tax basis in the note by the amount of the premium used to offset stated interest income as set forth above. An election to amortize bond premium applies to all taxable debt obligations held or subsequently acquired by the U.S. holder on or after the first day of the first taxable year to which the election applies and may be revoked only with the consent of the IRS.

Information Reporting and Backup Withholding

Information reporting will generally apply to payments of interest on, or the proceeds of the sale or other disposition (including a retirement or redemption) of, exchange notes held by you, unless you are an exempt recipient. Backup withholding generally will apply to such payments unless you provide us or the appropriate intermediary with a taxpayer identification number and comply with certain certification procedures, or you otherwise establish an exemption from backup withholding. U.S. backup withholding tax is not an additional tax. Any amount withheld under the backup withholding rules is allowable as a credit against your U.S. federal income tax liability, if any, and a refund may be obtained if the amounts withheld exceed your actual U.S. federal income tax liability and you timely provide the required information or appropriate claim form to the IRS.

New Legislation

Newly enacted legislation requires certain U.S. holders who are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, interest and capital gains from the sale or other disposition of exchange notes for taxable years beginning after December 31, 2012. U.S. holders should consult their tax advisors regarding the effect, if any, of this legislation on their exchanging private notes for exchange notes and ownership and disposition of the exchange notes.

Non-U.S. Holders

You are a “non-U.S. holder” for purposes of this discussion if you are a beneficial owner of exchange notes that is an individual, corporation, estate or trust for U.S. federal income tax purposes and you are not a U.S. holder.

Income and Withholding Tax on Payments on the Exchange Notes

Subject to the discussion of backup withholding below, you will generally not be subject to U.S. federal income or withholding tax on payments of interest on an exchange note, provided that:

•	you are not:

•	an actual or constructive owner of 10% or more of our capital or profit interests; or

•	a controlled foreign corporation related (directly or indirectly) to us through stock ownership;

•	such interest payments are not effectively connected with the conduct by you of a trade or business within the United States; and

•	we or our paying agent receives:

•

from you, a properly completed IRS Form W-8BEN (or substitute IRS Form W-8BEN or the appropriate successor form) signed under penalties of perjury, which provides your name and address and certifies that you are a non-U.S. holder; or

•

from a security clearing organization, bank or other financial institution that holds the exchange notes in the ordinary course of its trade or business (a “financial institution”) on behalf of you, certification under penalties of perjury that such an IRS Form W-8BEN (or substitute IRS Form W-8BEN or the appropriate successor form) has been received by it, or by another such financial institution, from you, and, in the case of certain financial institutions (including “non-qualified intermediaries”), a copy of the IRS Form W-8BEN (or substitute IRS Form W-8BEN or the appropriate successor form) must be attached to such certification.

Special rules may apply to holders who hold exchange notes through “qualified intermediaries” within the meaning of U.S. federal income tax laws.

If interest on an exchange note is effectively connected with your conduct of a trade or business in the United States and, if you are entitled to benefits under an applicable tax treaty, is attributable to a permanent establishment or a fixed base maintained by you in the United States, then such income generally will be subject to U.S. federal income tax on a net basis at the rates applicable to U.S. persons generally (and, if you are a corporate holder, you may also be subject to a branch profits tax on your effectively connected earnings and profits attributable to such income at a rate of 30% or such lower rate as may be available under an applicable income tax treaty). If interest is effectively connected with your conduct of a trade or business in the United States, payments of such interest will not be subject to U.S. withholding tax so long as you provide us or our paying agent with a properly completed applicable IRS Form W-8, signed under penalties of perjury.

A non-U.S. holder that does not qualify for exemption from withholding under the preceding paragraphs generally will be subject to withholding of U.S. federal income tax at the rate of 30% (or lower applicable treaty rate) on payments of interest on the exchange notes.

NON-U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS ABOUT ANY APPLICABLE INCOME TAX TREATIES, WHICH MAY PROVIDE FOR AN EXEMPTION FROM OR A LOWER RATE OF WITHHOLDING TAX, EXEMPTION FROM OR REDUCTION OF BRANCH PROFITS TAX, OR OTHER RULES DIFFERENT FROM THOSE DESCRIBED ABOVE.

Sale or Other Taxable Disposition of Exchange Notes

Subject to the discussion of backup withholding below, any gain realized by you on the sale, taxable exchange, redemption, retirement or other taxable disposition of an exchange note generally will not be subject to U.S. federal income or withholding tax, unless:

•

such gain is effectively connected with your conduct of a trade or business in the United States and, if you are entitled to benefits under an applicable tax treaty, is attributable to a permanent establishment or a fixed base maintained by you in the United States;

•	in the case of an amount which is attributable to interest, you do not meet the conditions for exemption from U.S. federal income or withholding tax, as described above; or

•	you are an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are satisfied.

If the first bullet point applies, you generally will be subject to U.S. federal income tax with respect to such gain in the same manner as U.S. holders, as described above, unless an applicable income tax treaty provides otherwise. In addition, if you are a corporation, you may also be subject to the branch profits tax described above. If the third bullet point applies, you generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which your capital gains from U.S. sources exceed capital losses (without taking into account any capital loss carryovers) allocable to U.S. sources.

Information Reporting and Backup Withholding

Payments to you of interest on an exchange note, and amounts withheld from such payments, if any, generally will be required to be reported to the IRS and to you. U.S. backup withholding tax generally will not apply to payments of interest on an exchange note if you duly provide a certification as to your foreign status, or you otherwise establish an exemption, provided that we do not have actual knowledge or reason to know that you are a United States person or that the conditions of any exemptions are not, in fact, satisfied.

Payment of the proceeds on the sale or other disposition (including a retirement or redemption) of an exchange note by you effected by the U.S. office of a United States or foreign broker generally will be subject to information reporting requirements and backup withholding unless you properly certify under penalties of perjury as to your foreign status and certain other conditions are met, or you otherwise establish an exemption. Payments of the proceeds on the sale or other disposition (including a retirement or redemption) by you made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that information reporting (but generally not backup withholding) may apply to those payments if the broker is a U.S. person or has certain connections to the United States unless you properly certify under penalties of perjury as to your foreign status and certain other conditions are met, or you otherwise establish an exemption.

U.S. backup withholding tax is not an additional tax. Any amount withheld under the backup withholding rules may be credited against your U.S. federal income tax liability and any excess may be refundable if the proper information is provided in a timely manner to the IRS.

THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF EXCHANGING PRIVATE NOTES FOR EXCHANGE NOTES PURSUANT TO THE EXCHANGE OFFER AND OWNING AND DISPOSING OF THE EXCHANGE NOTES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for private notes where such private notes were acquired as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date and ending on the close of business 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

We will not receive any proceeds from any sale of the exchange notes by brokers-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For such period of time as such broker-dealers subject to the prospectus delivery requirements of the Securities Act must comply with such requirements, from the date on which the exchange offer is consummated, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holder of the securities) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the securities (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

VALIDITY OF THE SECURITIES

The validity of the exchange notes will be passed upon for us by Phillips Nizer LLP, New York, New York.

EXPERTS

The consolidated financial statements and schedules of Star Gas Partners, L.P. as of September 30, 2010 and 2009, and for each of the years in the three-year period ended September 30, 2010, and management’s assessment of the effectiveness of internal control over financial reporting as of September 30, 2010 have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

The audit report on the effectiveness of internal control over financial reporting as of September 30, 2010 contains an explanatory paragraph that states that the Partnership acquired Champion Energy Corporation (“CEC”) during 2010. CEC’s internal control over financial reporting is associated with total assets and revenues of $74 million and $25 million, respectively, included in the consolidated financial statements of the Partnership as of and for the year ended September 30, 2010. The audit of internal control over financial reporting of Star Gas Partners, L.P. excluded an evaluation of internal control over financial reporting of Champion Energy Corporation.

STAR GAS PARTNERS, L.P.

STAR GAS FINANCE COMPANY

OFFER TO EXCHANGE

$125,000,000 principal amount of their 8.875% Senior Notes due 2017 which have been registered under the Securities Act,

for any and all of their outstanding 8.875% Senior Notes due 2017